”Preliminary Assessment and
Economic Evaluation of
Quebrada Del Diablo Deposit,
Gualcamayo Project”

Prepared for
Viceroy Exploration Ltd.

January, 2005
By
AMEC Americas Ltd.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This technical report uses the terms ‘measured resources’, ‘indicated resources’ and ‘inferred resources’. Viceroy advises the United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under 43-101. UNITED STATES investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

i

LIST OF TABLES

LIST OF FIGURES

v

1. EXECUTIVE SUMMARY

Viceroy Exploration Ltd. (Viceroy) is currently exploring and studying the development of their 100% owned Gualcamayo Gold property in San Juan province, Argentina. The property currently consists of three main deposits known as Quebrada del Diablo (QDD); Amelia Ines and Magdalena.

In July 2003, Mr. Ron Simpson, P.Geo., principal of Geosim Service Inc. (Geosim) completed a resource estimate on the main QDD area as part of the 43-101 completed by Paul Dircksen.

This resource estimate for QDD was calculated as having an indicated category of 14.925 million tonnes at 1.08 g/t for 518,000 ounces Au and inferred of 26.992 million tonnes at 0.939 g/t for 814,000 ounces Au.

Viceroy subsequently completed an 11,920 meter reverse circulation drill program in August 2004. In December 2004, Geosim completed an updated resource estimate. As a result of the new drilling the previous resource has improved in quality and in amount of contained gold. This new resource was filed as an updated 43-101 on December 8, 2004 on SEDAR. The updated resource estimate which includes the QDD, Amelia Ines and Magdalena areas is shown in Table 1.1 below.

Viceroy commissioned AMEC Americas (AMEC) to undertake a Preliminary Economic Evaluation on the QDD portion of the Gualcamayo property only. The study is to develop order-of-magnitude technical and economic information for the QDD deposit. The study results are of sufficient accuracy to allow Viceroy to determine if the project should proceed to the next phase of development.

This report incorporates the relevant data and information from the Geosim report. It includes the mine plans, process flowsheets and equipment and infrastructure requirements for a 10,000 tpd heap leach operation. Order-of-magnitude capital and operating costs are included. A cash-flow model was developed for the QDD deposit which includes all taxes, royalties and associated on-going sustaining capital.

Table 1-1
Summary of mineral resource estimates using a 0.5 g/t Au cutoff
Mineral Deposit	Resource Category	Tonnes	Grade Au	Contained ounces
		(000’s)	(g/t)	Au (000’s)

QUEBRADA DEL	Measured	4,495	1.10	159
DIABLO
(QDD)	Indicated	32,586	1.03	1,077
	Measured + Indicated	37,081	1.04	1,236
	Inferred	11,323	1.20	435
AMELIA INES	Measured	203	3.12	20
	Indicated	1,910	2.79	171
	Measured + Indicated	2,114	2.82	192
	Inferred	383	1.95	24
MAGDALENA	Inferred	2,526	1.87	151

The scoping study is based partially on inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, therefore there is no certainty that the results predicted by the scoping study will be realized.

1.2 Mineral Resources

Previous drilling at Gualcamayo was completed in three campaigns, by Mincorp (Anglo American) in 1983-1988 and Viceroy Resource Corporation between 1998 and 2000. Viceroy Exploration Ltd. (Viceroy) subsequently completed a drill program in 2004 and is continuing an in-fill definition and exploration drilling program at the property.

Viceroy has retained AMEC Americas to prepare a Preliminary Assessment Study for the Quebrada Del Diablo (QDD) zone only, based on the results from drilling carried out up to August 2004. Geosim Services Inc. (Geosim) has updated its previous mineral resource estimate for the QDD zone and this has been filed as a 43-101 report on December 8, 2004. The Geosim report is included as sections 4.0 to 18.0 in this document for reference and completion purposes. A summary of the updated resource for the QDD zone only from Geosim is presented in Table 1-2 below.

Table 1-2
QDD Resource Estimate at 0.5 g/t Cutoff
Resource Category	Tonnes	Grade	Contained ounces Au
	(000’s)	Au (g/t)	(000’s)
Measured	4,495	1.10	159
Indicated	32,586	1.03	1,077
Measured & Indicated	37,081	1.04	1,236
Inferred	11,323	1.20	435

This Preliminary Assessment Study consists of a review of options for the exploitation of the mineable portion of the mineral resources presented above. This had been carried out by applying a computer model of the resource block model in order to define a set of open pit shells, under varying sizes of operation and economic criteria. Potential exists for expansion of operations at QDD, but the current extent of exploration drilling is insufficient to design and cost in detail such operations. Preliminary design and order-of-magnitude cost estimates have been carried out in support of the mineral resource estimates.

AMEC has reviewed the metallurgical test work carried out by Resource Development Inc. (RDI) of Reno, Nevada, the Castle Mountain Venture (CMV) and Brewery Creek Mine (BM) laboratories of Viceroy Corporation and the University of San Juan, Argentina, and used the results of this test work to carry out preliminary flow sheet designs and capital and operating cost estimates.

AMEC visited the Gualcamayo Gold project site in order to select sites for the project facilities and assessment of infrastructure requirements. AMEC has liaised with Viceroy personnel and relied on data provided by other consultants retained by Viceroy.

As a result of these studies, AMEC proposes an operation consisting of a series of open-pits in the east and west of the QDD deposits. For the main eastern pit, ore will be mined and dumped via two 5.0 metre diameter ore passes to an underground crusher station. The crushed ore will then be conveyed to a secondary stockpile for further crushing to a nominal 1” size and then conveyed to a heap leach pad by conveyer stacking system. Heap leaching will recover approximately 80% of the gold in solution. This pregnant gold bearing solution will then be pumped to a processing plant for recovery of gold to dore.

Power will be from the proposed Linea Minera line which is planned to run alongside the Gualcamayo property by Route 40. The approximate distance from the proposed line to the project site is 8 km.

The labor force will be predominantly Argentine, with as many as possible drawn from the towns of Jachal and Guandacol and the surrounding region. An accommodation facility will be constructed at site.

The base case project criteria, cost estimates and economic outcomes are presented below in Table 1-3

Table 1-3
Project Criteria

Mineral Resource (Mineable Portion)	tonnes	36,150,000

Waste	tonnes	58,895,000

Ore milled per day	tonnes	10,000
Days per year	tonnes	360
Ore milled per year (nominal)	tonnes	3,600,000
Ore cut-off grade (nominal)	g/t	0.5
Ore grade Au g/t (average)	g/t	1.07
Recovery Au	%	80
Production Au (average)	oz/year	96195
Costs per tonne milled	US$
Mining	US$	1.14
Processing(including power and	US$	1.94
environmental
Administration	US$	0.62
Total	US$	3.70
Cash Cost per oz Au	US$	133
Royalties per oz Au	%	4%
Profit per oz Au	US$	251
Capital Cost	US$ millions	55.7
Sustaining Capital	US$ millions	14.4
Life of Mine	years	10
Rate of Return (R.O.R.) - after	%	32.3
tax

The economic analysis for the base case renders a 32.3% rate of return (ROR), for a nominal 10,000 t/d production, at a gold price of US$400/oz. This was completed at a nominal cut-off grade of 0.5 g/t. The calculated cut-off using Learchs-Grossmann (LG) optimization is 0.3 g/t. This would add an additional 15,000 ozs of Au per annum at minimal incremental cost.

It is recommended that the project proceed to the next phases of Feasibility Study, based on the results of on-going exploration drilling, additional environmental and permitting work, metallurgical test work, geotechnical and hydro geological assessment and refinement of the estimates for capital and operating costs.

1.3 Mining

The key to mining the QDD zone will be the pre-strip of the limestone cap and the use of ore pass systems to move ore from the mountain. It is planned that the waste will be mined and pushed over the edge of the face of QDD to a waste stockpile below. Certain portions of the waste will also be used to construct access roads into the pit. This waste is limestone and therefore presents no acid rock or contaminant issues. The eastern portion of the body will have a higher grade starter pit with a low strip ratio. Once mining of the starter pit has been completed the mining of the “at surface” portion of the west pit will be commenced.

Mining will then revert to the eastern pit with pre-stripping of the remaining portion of the western pit completed at this same time. Once mining of the main eastern pit is complete, the western pit will be mined out. The attached figures 1.1 to 1.3 illustrate the sequence of mining and waste disposal.

Figure 1-1 Phase 1 Pit

Figure 1-2 Phase 2 Pit

Figure 1-3 Phase 3 Pit

No detailed geotechnical work or review has been performed but observations on core and site in-situ rock properties indicate that an overall wall slope of 50 degrees can be supported for use in open pit planning.

Based on the current open pit designs, locations will be selected for geotechnical holes to permit slope angles to be engineered. In addition, a geotechnical investigation, including orientated drill holes, will be carried out to confirm the suitability of sites selected for the mine and plant facilities during the Preliminary Assessment Study. These geotechnical investigations will be carried out as part of the proposed Pre-Feasibility and Feasibility study.

Mineral resources have been scheduled at a rate of a nominal 3,600,000 tonnes per annum as shown in Table 1-4. This schedule was developed using the Minesight software and resource model for the different ore zones. Detailed open pit plans were not developed. Figure 1.3 shows a rendering of the deposits and open pit outline created by the software model. Waste rock is generally dumped to waste stockpiles below each open pit operation.

Table 1-4
Total Production Schedule
Production	Open Pit	Au g/t	Waste
Summary	Tonnes (000’s)		Tonnes (000’s)
Year - 1	3,686	1.05	8,576
Year - 2	3,550	1.09	8,059
Year - 3	3,595	0.96	14,083
Year - 4	3,642	0.99	8,031
Year - 5	3,638	1.09	3,229
Year - 6	3,673	1.09	3,195
Year - 7	3,647	0.97	3,227
Year - 8	3,685	0.87	3,202
Year - 9	3,671	0.94	3,442
Year - 10	3,263	1.30	3,851
Total	36,050	1.07	58,895

Figure 1.4 shows a general site plan with the open pit, waste stockpile, processing plant and other site facilities locations.

N
LEACH AREA 2
ADR PLANT
LEACH AREA 1
DUMP 1
OUTLINE
DUMP 2
OUTLINE
CAMP
EXPLOSIVES
0m
500
1000
1500
2000
amec

Figure1-4 General Site Layout

1.2. Processing

The selected process for the Preliminary Assessment Study is a standard heap leach operation. Ore will be crushed to a nominal 1” (25.4mm) using two stages of crushing in closed circuit. Crushed ore will be placed on a lined pad facility where a dilute cyanide solution will be added by drip emitters. The pregnant solution will then be collected in a lined pad and pumped to an ADR plant where gold will be recovered in doré.

Results from metallurgical test work indicate that good gold recoveries using heap leaching technology would be expected from the oxidized portion of the ore body. The gold is sub-micron & generally within the matrix of the breccia, therefore rendering it readily leachable by heap leach methods. The ore also has a very low silica ratio (<3%) and therefore has a low abrasive index making crushing and screening simple and cost effective.

Bottle roll metallurgical test work was performed by RDI of Reno Nevada, the CMV & BM mine laboratories and the University of San Juan, Argentina, on a number of diamond drill core and reverse circulation samples. In addition, four column leach tests were completed at the CMV facility of Viceroy Corporation in 1999. These test results indicate that approximately 80% of the gold can be recovered by standard heap leach methods.

1.3. Infrastructure

The selected Gualcamayo project site is a green field’s site without any existing infrastructure except the paved Route 40 between Jachal and Rodeo in the Province of La Rioja, which passes close to the Gualcamayo project site. (Figure1.5) The proposed infrastructure will support the mine and plant operation. Camp style accommodation will be provided at site for project site personnel, who will be bussed in from Jachal and other local communities.

N
E
Guandacol
Hwy. 40
LEGEND
Gualcamayo-Guandacol Properties
Resource Area
Existing Road
Proposed Road
0
2
4
8
kilometres

Figure 1-5 Access Route Map

The Argentine grid supply to Jachal is sufficient for the electrical requirement of the mine site. In addition, there is a firm plan to construct a new “Linea Minera” high voltage line from Mendoza, through San Juan and on to La Rioja province which will pass close by the Gualcamayo Gold project. Viceroy has had several discussions with the Argentine authorities in this regard. For the purpose of this Preliminary Assessment Study, it is assumed that this power line will be installed and operational for the project. The anticipated demand of the site is approximately 2.2 to 2.6 megawatts (MW).

Operating costs of US$0.037 per kilowatt-hour (kWh) for power are estimated. It is recommended that a detailed study be carried out during the final feasibility studies in order to confirm the availabilities of this supply to Gualcamayo within the development schedule.

1.4. Environmental and Permitting

In tandem with the proposed pre-feasibility and feasibility studies, the Environmental Impact Statement (EIS) work will proceed in order to obtain all the required environmental, construction and mining permits. Viceroy has commenced this process and have been collecting weather data and project wide water samples for approximately 4 years. They also recently completed a flora and fauna baseline study. Viceroy now plans to engage an international consulting firm to define and coordinate the required Environmental Impact Statement study.

1.5. Project Schedule

It is recommended that the project proceed to the next phases of Feasibility Study, based on the results of on-going exploration drilling, additional environmental and permitting work, metallurgical test work, geotechnical and hydro geological assessment and refinement of the estimates of capital and operating cost.

The schedule, which Viceroy intends to follow, reflects the work required from the completion of this Preliminary Assessment Study, through definitive feasibility study, engineering, construction and finally to the commissioning of the project. The schedule assumes that there is a seamless advancement of the project between the various phases of the project evolution. It is recognized that this is a very aggressive schedule and will require diligent progress and co-ordination of parties involved, including Argentine government personnel not under the control of Viceroy.

The project milestones include the following:

      Commence the pre-feasibility study immediately following the completion of the Preliminary Assessment Study in January 2005.

      Complete additional metallurgical test work from December 2004 to June 2005.

      Complete in-fill drilling from December 2004 to July 2005.

      Complete the definitive feasibility study in November 2005.

      Undertake the engineering contractor selection process prior to the finalization of the feasibility study.

      Begin the detailed engineering, procurement and contracts administration in late 2005 following the completion of the feasibility study, prior to receipt of the Socio- Economic, Environmental Impact Assessment (SEIA) approval.

      SEIA approval in late 2005.

      Award purchase orders for long lead delivery items in late 2005.

      Mobilize for construction in 2006, following the SEIA approval and receipt of permits.

      Complete detailed engineering in mid-2006.

       Commence mine pre-production in mid-2006.

       Complete construction in late 2006, early 2007.

      Complete commissioning of the processing facility in early 2007.

The schedule is presented below in a Gantt chart format in Figure 1.6.

ID	Name	Start	Finish
1	Perform Additional Metallurgical Test Work	Dec 07 '04	Jun 30 '05
2	Perform In-Fill Drilling	Nov 29 '04	Jul 31 '05
3	Completion of Preliminary Assessment Study	Jan 01 '05	Jan 01 '05
4	Feasibility Study	Apr 05 '05	Oct 31 '05
5	Complete Definitive Feasibility Study	Nov 01 '05	Nov 01 '05
6	Selection of Contractors	Nov 01 '05	Nov 01 '05
7	Recruiting	Apr 01 '05	Dec 31 '05
8	Detailed Engineering	Aug 03 '05	Jun 30 '06
9	Complete Detailed Engineering	Jun 30 '06	Jun 30 '06
10	Receipt of SEIA Approval	Dec 23 '05	Dec 23 '05
11	Award Purchase Orders for Long Lead Delivery Items	Dec 23 '05	Dec 23 '05
12	Procurement	Nov 01 '05	Nov 30 '06
13	Construction & Pre-Stripping	Apr 05 '06	Jun 29 '07
14	Commence Mine Pre-Production	Jul 03 '06	Jul 03 '06
15	Complete Mine Construction	Jun 29 '07	Jun 29 '07
16	Complete Commissioning of Processing Facility	Jul 19 '07	Jul 19 '07
17	Production	Jul 20 '07	Jul 19 '08

2005
2006
2007
2008
Q2
Q3
Q4
Q1
Jan 01 '05
Nov 01 '05
Nov 01 '05
Jun 30 '06
Dec 23 '05
Dec 23 '05
Jul 03 '06
Jun 29 '07
Jul 19 '07

Task | Progress | Summary | External Tasks | Deadline
Split | Milestone | Project Summary | External Milestone

Viceroy Gualcamayo Gold Preliminary Assess Study Schedule.mpp

GUALCAMAYO GOLD PROJECT
Viceroy Exploration Ltd.
Overall Master Scoping Schedule

amec

Figure 1.6 Project Development Schedule

1.6. Capital Costs

The capital cost estimate for the design, procurement and construction of the 10,000 tonnes per day capacity gold recovery project was developed based upon the mining, processing and ancillary facilities previously defined.

Table 1-5 summarizes the estimated capital cost for the project including direct and indirect costs associated with the initial and on-going construction.

Table 1-5 Capital Cost (000’s)
Item	Total
US$
Pre-Strip	6,506
Mine Facilities	3,946
Process Plant	3,200
Heap Leach Facility (including crushers)	17,666
Infrastructure	4,663
Engineering and Construction	6,130
Contingency	9,299
Owners Costs	4,290
Total	55,700

In addition to the initial capital there will be a requirement for on-going capital for leach facility advancement and minor capital equipment.

1.7. Operating Costs

Direct operating costs for the 10,000 t/d base case are estimated to average approximately US$3.70/t ore mined over the life of the mine. In a year-to-year basis, operating costs are expected to range between US$3.29 and US$4.07 per tonne of ore processed. The average life-of-mine estimated on-site unit costs for individual operations are presented in Table 1.6.

Table 1-6 Summary of Life-of-Mine Unit Operating Costs
US$/t Ore Milled
Mining	1.14
Processing	1.94
General & Administration	0.62
Total	3.70

The life-of-mine average cost of producing gold is estimated at $133 per payable ounce. This includes refining costs .

1.8. Economic Analysis

The Preliminary Assessment portion of this report has a level of accuracy of +/- 35%. A field visit, in August 2004 to the project was carried out for the Preliminary Assessment Study by Mark Pearson, P.Eng., Qualified Person for AMEC. He was accompanied by Mike Bernard who was responsible for the materials handling design aspects of the study.

This Preliminary Assessment Study includes the use of Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Therefore, there is no certainty that the results predicted by this Technical Report and the Preliminary Assessment will be realized. This Technical Report and the Preliminary Assessment will speculate on the impact of exploration success on the project economics. This speculation is intended to provide Viceroy with direction for future exploration only.

The potential future cash flows for the QDD Project are estimated at a gold price of US$400 per ounce. Total gold produced during the mine life is 962,000 ounces from the heap leach operation. The cash flows exclude any element or impact of financing arrangements. All exploration and acquisition costs incurred prior to the production decision are also excluded from the cash flow analysis.

The mine life is approximately 10 years at a nominal processing rate of 3,600,000 t per year. Capital expenditures as shown elsewhere in this report have been scheduled to be incurred over a one year period, which is reflected in the discounted cash flow calculations.

Revenue is based on gold ore produced at the mine and shipped to a refiner with payment based on 99.9% of gold produced. Shipping and security to the refiner is included in the cash flows. Costs for final metal sales and shipping are included in the deduction the refiner makes.

After tax operation cash flows range from US$11.9 million per year in year 8 to US$23.8 million in year 1. Average total operating costs are estimated at US$133/oz US and with royalties of some US$16/oz gold an average profit of US$251/oz gold is rendered.

The cash flows include sustaining capital of approximately US$14.4 million over the project life.

The estimated cash flows for the 10,000 t/d heap leaching plant case are shown in Table1.7. Full details are included in Section 32 and Appendix C.

TABLE 1.7
SUMMARY OF ESTIMATED CASHFLOWS

1.9. Conclusions and Recommendations

The Preliminary Assessment Study demonstrates that the QDD project has the potential to be economically viable and should proceed to the next phases of feasibility study.

The low operating cash flows of this current study support the recommendation for the continuation of exploration in the prospective areas. Furthermore the encouraging 2004 drill results at Amelia Ines and Magdalena indicate that these deposits offer significant potential to add additional ounces to the proposed operation. The definitive calculation of the mine cut-off grade could also add additional ozs.

AMEC makes the following specific recommendations for future work at Gualcamayo:

      Some of the mineral resources used in this study are still in the inferred category. Viceroy should complete further in-fill drilling so as to upgrade this resource to the measured and indicated categories. Specific areas for this drilling would be throughout most of the western portion of QDD and the portion of the eastern section that extends to the cliff face on the north end. Furthermore, the high grade narrow calcite veins of the eastern portion should be tested to determine continuity and grade as these could have a positive economic affect on the cost of the pre-strip.

      Additional metallurgical test work, as detailed in Section 23, and including work to confirm initial recoveries from heap-leaching, should be carried out.

      Detailed geotechnical studies to determine the optimum pit wall for pre-strip and ultimate pit.

      Further hydrological site studies are recommended.

     Detailed assessment of the timing and availability of the Linea Minera for power supply to the project.

      Additional drilling and metallurgical test work in both the Amelia Ines and Magdalena deposits to determine the potential of these areas to add to the current production profile.

      The large intrusive complex at Gualcamayo and the large land position at Gualcamayo is shown to host several occurrences of low sulphidation, distal, precious metals mineralization such as the nearby Salamanca project, as well as other untested geochemical anomalies. Some geochemical and geophysical anomalies remain untested and further follow-up work on the discoveries remains to be done.

In summary, given the findings and conclusions of this Preliminary Assessment and Economic Evaluation report, it is the opinion of AMEC that expenditure on additional exploration, in-fill drilling, metallurgical test work and other studies towards the preparation of a final Feasibility Study are justified. A budget to complete this work is included in Section 36-Recommendations

2. INTRODUCTION AND TERMS OF REFERENCE

At the request of Mr. Patrick Downey, President and CEO of Viceroy Exploration Ltd. (Viceroy), AMEC Americas (AMEC) has been retained to provide a preliminary assessment and economic evaluation of the Gualcamayo gold project (Gualcamayo) in San Juan province, Argentina. Specifically this study relates to that portion of the deposit known as Quebrada del Diablo (QDD).

The Gualcamayo property is located in west central Argentina in the Jachal Region of San Juan province (Figure 2.1) . It is immediately south of the provincial border between the San Juan and La Rioja provinces and 220 km north of the provincial capital of San Juan. It is located approximately 8km from the main Route 40.

70°
69°
68°
67°
29°
30°
31°
32°
N
Ocean
Pacific
CHILE
ARGENTINA
0 500 km
Atlantic
Ocean
CHILE
IGLESIA
Villa Unión
Guandacol
Gualcamayo Gold Project
PROVINCE OF LA RIOJA
Huaco
RODEO
SAN JOSE DE JACHAL
LAS FLORES
IGLESIA
JACHAL
VALLE FERTIL
SAN AGUSTIN DE VALLE FERTIL
TOCOTA
40
CALINGASTA
ULLUM
ALBARDON
ANGACO
CAUCETE
PROVINCE OF SAN JUAN
SAN JUAN
BARREAL
ZONDA
SARMIENTO
25 DE MAYO
PROVINCE OF MENDOZA
PROV. OF SAN LUIS
LEGEND
INTERNATIONAL BORDER
INTERPROVINCIAL BORDER
INTERDEPARTAMENTAL BORDER
MAIN ROAD
SECONDARY ROAD
TRAIL
VICEROY EXPLORATION LTD.
GUALCAMAYO PROJECT (3040)
LOCATION MAP
0 25 50 75 100 km
Prepared by: MBH/FCC
Date: Dec. 2004
FIGURE 1

Figure 2.1 Gualcamayo Project Location Map

The main deposit at Gualcamayo is a distal disseminated gold bearing breccia system called QDD. Two other deposits, Amelia Ines and Magdalena lie approximately 1.5 km to the northwest of QDD. Gualcamayo is largely a mid-stage exploration project with numerous discoveries of gold-silver mineralization and one advanced stage target, QDD. QDD has received three rounds of drilling in mid to large sized programs. An updated mineral resource estimate has recently been completed by GeoSim Services Ltd. and issued on SEDAR as a 43-101 on December 8, 2004. That document is the basis of the preliminary assessment and economic evaluation.

Based on the results of the previous two drill programs completed by the previous operator, and the most recent 2004 program completed by Viceroy, Viceroy believes it has acquired a potentially economic gold deposit. Viceroy has contracted AMEC to complete a preliminary economic assessment, presented herein, and plans to proceed with further evaluation and development of the deposit. In addition, further exploration covering the remainder of the mineral leases is planned.

AMEC personnel visited the Gualcamayo Gold project site in August 2004 in order to view the project, the surrounding countryside and collect data for mine planning and a preliminary economic analysis.

This report and its conclusions are based on published material researched by AMEC as well as data, professional opinion and unpublished material submitted by the professional staff of Viceroy or its consultants.

The qualified persons responsible for the preparation of this report, and the preliminary assessment and economic evaluation of the property are Mark Pearson, P.Eng., and Rusty Craft, P.E. The geology and resource calculations were completed independently for Viceroy by Geosim Services Inc. and have been incorporated herein for completeness.

3. DISCLAIMER

AMEC has reviewed and analyzed data provided by Viceroy, its geological consultants and pervious operators of the property, and has drawn its own conclusions there from, augmented by its direct field examination. AMEC has not carried out any independent exploration work, drilled any holes or carried out any program of sampling and assaying. AMEC has only completed a review of the Geosim resource estimate, but not the geological interpretation or overall database used for the estimate.

AMEC has also reviewed the metallurgical test work results from laboratory scale tests conducted by various testing facilities contracted by Viceroy or the previous owners. AMEC has not carried out any independent assessment as to the quality of the metallurgical samples, specifically with regard to the samples being fully representative of the QDD mineral resource. AMEC has drawn its own conclusions from the test work results reported.

The mine plans included in this report are generally based on a Learchs-Grossmann pit optimization. No geotechnical data was available at the time of writing to support detailed design. Preliminary estimates of operating and capital costs are based on these designs, utilizing data on file, experience and quotations from suppliers and contractors.

While exercising all reasonable diligence in checking, confirming and testing it, AMEC has relied upon the data presented by Viceroy, its consultants and the previous operators in formulating its opinion.

The geological, mineralization and exploration descriptions used in this report are taken from reports prepared by Viceroy or their contracted consultants. The conclusions of this report rely on data available, published and unpublished reports supplied by Viceroy and its consultants. The information provided to Viceroy is supplied by reputable companies and AMEC has no reason to suspect it.

All currently amounts are stated in United States dollars (US$). Quantities are generally stated in SI units, the Canadian and international practice, including metric tonnes (t), kilograms (kg) and grams (g) for weight, kilometers (km) or meters (m) for distance, hectares (ha) for area and grams per metric tonne (g/t) for gold grades (g/t Au). Precious metal grades may be expressed in parts per billion (ppb) or parts per million (ppm) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry.

Note: The following sections 4 to 17 are taken directly from the recent 43-101 report prepared by Geosim Services Inc, which was filed as a SEDAR document on December 8, 2004.

4. PROPERTY DESCRIPTION AND LOCATION

The Gualcamayo gold project is located in west central Argentina in the Jachal Region of San Juan province (Fig. 4-1). The property is approximately 29.72 decimal degrees south latitude and 68.65 decimal degrees west longitude in the Campo Inchauspe datum. Coordinates for legal land tenure in Argentina are expressed in the Gauss Kruger system, using the Campo Inchauspe datum. The Gualcamayo gold project lies within Campo Inchauspe Zone 2 and all figures in this report are presented in this datum.

4.1. Mineral Rights

The Gualcamayo gold project is comprised of 55 individual mining leases (minas) and one claim (cateo) which cover a 7,357 hectare non-contiguous area (Table 4-1 and Figure 4-2).

Table 4-1 Mining Leases and Claims included in the Gualcamayo Gold Project
File Number	Name	Type	Size (Ha)
339189-L-93	Rio Piojos	Claim	7,332
157.233-A-77	Patrimonio I	Mining Lease	24
157.316-P-77	Patrimonio IV	Mining Lease	24
157.232-A-77	Patrimonio	Mining Lease	24
157.315-A-77	Patrimonio III	Mining Lease	24
157.234-A-77	Leticia	Mining Lease	6
258.891-C-84	Aconcagua	Mining Lease	24
258.894-C-84	Alaya	Mining Lease	24
258.903-C-84	Alfarcito	Mining Lease	24
195.016-B-82	Alicia	Mining Lease	12
17-B-50	Amelia Ines	Mining Lease	12
258.904-C-84	Ampacama	Mining Lease	24
258.888-S-84	Ansilta	Mining Lease	24
258.877-S-84	Atutia	Mining Lease	24
258.886-S-84	Batea	Mining Lease	24
22-M-50	Beatriz Eugenia	Mining Lease	18
258.879-S-84	Caparro	Mining Lease	24
156.089-O-75	Chacho	Mining Lease	6
258.899-C-84	Chani	Mining Lease	24
2.504-B-67	Chela	Mining Lease	36
258.893-C-84	Cerro Tamberias	Mining Lease	24
258.878-S-84	Colanguil	Mining Lease	24
258.901-C-84	Coranzuli	Mining Lease	24
195.017-B-82	Diana	Mining Lease	6
258.882-S-84	El Chivato	Mining Lease	24
157.564-M-76	El Filo	Mining Lease	6
2.502-B-67	Elsa	Mining Lease	36
62-G-43	Gral. Belgrano	Mining Lease	12

19-B-50	Hilda Edith	Mining Lease	6
259.052-C-84	Irigoyen	Mining Lease	24
258.885-S-84	Langanoso	Mining Lease	24
2.437-B-65	Los Ranchos	Mining Lease	12
20-B-50	Magdalena	Mining Lease	12
18-B-50	Maria	Mining Lease	12
258.892-C-84	Mercedario	Mining Lease	24
258.884-S-84	Mondaca	Mining Lease	24
156.085-M-75	Ojo De Agua	Mining Lease	6
258.898-C-84	Panacam	Mining Lease	18
157.234-A-77	Patrimonio II	Mining Lease	24
259.053-C-84	Perico	Mining Lease	24
2.436-B-65	Portezuelo	Mining Lease	12
258.900-C-84	Pululus	Mining Lease	24
165-M-49	Puntilla Blanca	Mining Lease	6
258.902-C-84	Quevar	Mining Lease	24
16-B-50	San Nicolas De Bari	Mining Lease	18
258.897-C-84	Sosneado	Mining Lease	24
2.501-B-67	Susana	Mining Lease	24
258.881-S-84	Tambillos	Mining Lease	24
258.887-S-84	Teatinos	Mining Lease	24
258.895-C-84	Tontal	Mining Lease	24
258.889-S-84	Tortolas	Mining Lease	24
258.890-S-84	Villicum	Mining Lease	24
258.883-S-84	Yanso	Mining Lease	24
258.880-S-84	Zancarron	Mining Lease	24
157563-O-76	Jorge Alfredo	Mining Lease	6
156084-O-75	Don Felipe	Mining Lease	6
total hectares - Claims			7,332
total hectares – Mining Leases			1,080
total hectares – Claims & Mining Leases			7,357

Mining leases and claims in Argentina are applied for by paper staking, using Gauss Kruger coordinates. Claims are not surveyed, however once mining leases have been applied for the boundaries are confirmed through a legal survey prior to final granting of the lease. A claim can overlap a mining lease, such that a single piece of ground can be part of both a mining lease and a cateo, as is the case in the Gualcamayo gold project. The rights of the mining lease supercede those of the claim.

In Argentina, a mining lease is a real property interest, which allows the holder the right to explore on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are made to the San Juan Department of Mines (Departamento de Mineria de San Juan).

Figure 4-1 Gualcamayo Project Location Map

CHILE
IGLESIA
GUALCAMAYO PROJECT
PROVINCE OF LA RIOJA
Villa Unión
Guandacol
Huaco
RODEO
SAN JOSE DE JACHAL
LAS FLORES
IGLESIA
JACHAL
VALLE FERTIL
SAN AGUSTIN DE VALLE FERTIL
TOCOTA
CALINGASTA
ULLUM
ALBARDON
ANGACO
CAUCETE
PROVINCE OF SAN JUAN
SAN JUAN
BARREAL
ZONDA
SARMIENTO
25 DE MAYO
PROVINCE OF MENDOZA
PROV. OF SAN LUIS
ARGENTINA
Pacific Ocean
Atlantic Ocean
0 500 km
70°
69°
68°
67°
29°
30°
31°
32°
N
LEGEND
INTERNATIONAL BORDER
INTERPROVINCIAL BORDER
INTERDEPARTAMENTAL BORDER
MAIN ROAD
SECONDARY ROAD
TRAIL
VICEROY EXPLORATION LTD.
GUALCAMAYO PROJECT (3040)
LOCATION MAP
0 25 50 75 100 km
Prepared by: M.B.H.
Date: July 31, 2003

A claim is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the claim area. Once an application for a claim is submitted all rights to any mineral discovery on the claim belong to the applicant. Through exploration, the holder of a claim may make and file manifestations of discovery (Manifestacions de Discubrimiento) and petition the Department of Mines for the granting of a mining lease. Properties in Argentina are held in good standing by the payment of property taxes (Canons) and perfecting the mining title from claim through to mining lease. As such, no expiry date exists, nor can be given for claims and mining leases in Argentina.

The Gualcamayo gold project is not wholly contiguous (Figure 4-2). Fifty three of the 55 mining leases lie wholly within the Rio Piojos claim, one mining lease (Chani) is located partially outside the boundaries of the Rio Piojos claim and one mining lease (Pericio) is located north of the Rio Piojos claim and is not contiguous with the remainder of the property. A group of six contiguous mining leases, which cover a 120 hectare area, are located within the west central part of the Gualcamayo gold project and are neither owned nor optioned by MASA.

4.2. Surface Rights

Surface rights in Argentina are not conferred with title to either a mining lease or a claim and must be negotiated with the landowner. In 2004, MASA purchased the surface rights to a contiguous land package totaling 20,023 hectares, which partially covers the Gualcamayo gold project and wholly covers access routes to the area of interest from Highway 40, the main access route to the property. The approximate (non-surveyed) boundaries of the land package are shown in Figure 4-3. These boundaries and the size of the land package may change by up to 5% pending the outcome of a legal survey.

On March 26, 2004, MASA received authorization to register the deed from the “Ministerio del Interior – Secretaría de Seguridad Interior – Dirección de Seguridad de Fronterars –

Delegacíon San Juan”. The Contract of Sale was signed by Mrs. Patricia Damiani (the vendor) and Hugo Bosque (on behalf of MASA) on February 24, 2004 and on April 2, 2004, the deed was transferred to MASA. Mrs. Damiani received two payments totaling $90,000 argentinian pesos (approximately CDN$41,660)

4.3. Nature and Extent of Issuer’s Title

Viceroy is a publicly traded Canadian company which was incorporated on March 31, 2003. On this date Viceroy acquired 100% of the issued shares of Oro Belle Resources Corp. (“Oro Belle”); Oro Belle is a private Canadian company which indirectly owns a 100% interest in MASA. The Gualcamayo gold project is owned 100% by MASA. Royalties on the property are as follows:

1)	a 1% NSR on production from the Gualcamayo gold project is payable to IMA Exploration Inc. (“IMA”)

2)	a 1% NSR, capped at $US200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family,

3)	a 1.5% NSR, capped at $US500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo, and

4)	a 3% provincial royalty is payable on mine production.

The author is unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

LEGEND
MASA Claim
MASA Mining Lease
MASA Surface Rights
non-MASA Mining Lease
Resource Area
Water Well
Viceroy Exploration Ltd.
Gualcamayo Gold Project
Mineral Rights
Projection: Argentina Zone 2 (Campo Inchau
0
0.5
1
2
kilometres
Magdalena Resource
Amelia Inés Resource
Quebrada del Diablo Resource
Rio Piojos Claim
Perico
Cheni
San Nicolas de Bari
Irigoyen
Patrimonio III
Corarzuil
Sosneado
Patrimonio IV
Alfarcito
Panacan
Rululus
Hilda Edith
Elsa
Batea
Teatinos
Atutia
Ampacama
Patrimonio
Chela
Letecia
Laganoso
Funtilla Blanca
Alicia
Maria
Quevar
Magdalena
Ojo de Agua
Anslita
Portezuelo
Patrimonio I
Susana
Beatriz
Eugenia
Mondaca
Diana
Amelia Ines
Colanguil
El Filo
Jorge
Alfredo
Tontal
Caparro
Tamberias
Tortolas
Los Ranchos
Yanso
Villicum
Gral Belgrano
Don Felipe
Mercedario
Chaco
Zancarron
Tambillo
Alaya
Chivato
Aconcagua
2530000 mE
2532000 mE
2534000 mE
2536000 mE
2538000 mE
6716000 mN
6714000 mN
6712000 mN
6710000 mN

Figure 4 -2 Gualcamayo Gold Project Mineral Rights

2530000 mE
2535000 mE
2540000 mE
2545000 mE
2550000 mE
6720000 mN
6715000 mN
6710000 mN
6705000 mN
Hwy-40
LEGEND
MASA Claim
MASA Mining Lease
MASA Surface Rights
non-MASA Mining Lease
Resource Area
Viceroy Exploration Ltd.
Gualcamayo Gold Project
Mineral & Surface Rights
0
1
2
4
kilometres

Figure 4 -3 Gualcamayo Gold Project Mineral and Surface Rights.

4.4. Permits and Environmental Liabilities

Drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan (Departamento de Hidraúlica de San Juan). No other permits are required for exploration.

At the completion of each phase of exploration an environmental impact study is required to be submitted to the Environmental Provincial Management Unit (“EPMU”; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines. Two reports cover the Gualcamayo gold project, these consist of Sanchez and Hernandez (1997), which was accepted by the EPMU in June 1998 and Hernandez (2000), which is currently in the process of approval. An update to Hernandez (2000) is currently being written and will be submitted to the EPMU in December, 2004.

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The project area is easily accessible from the city of San Juan by driving 3 hours north on paved Highway 40 and then via an 18 km gravel road to the camp (Figures 4-1 and 4-2).

The general services and infrastructure for the area are good. The National power grid is located approximately 65 km from the project site. Heavy machinery dealerships, repair services and parts are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region.

The property is located in the Precordillera of Argentina, an area of extreme rugged topography. Elevation ranges from 1,600 m to nearly 3,000 m. The most prominent physiographic feature is Quebrada del Diablo, a northwest trending structurally controlled 750 metre long canyon with up to 400 metres of near vertical relief.

The climate is semi-arid with summer highs exceeding 40°C and winter temperatures averaging 15° C with sub-zero temperatures reached, especially at night. July and August can experience snow accumulations to 15 cm above 2,000 m. The snow typically melts within one or two weeks. Aside from occasional flash flooding in the rainy season, December and January, no disruption of operation can be expected. Vegetation consists of thorny bushes and cactus. Wildlife is sparse and there is no agriculture aside from grazing within the project area.

6. HISTORY

The general area of the Gualcamayo gold project has been sporadically prospected by local miners for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp explored the skarn/intrusive related gold mineralization at Amelia Ines, Magdalena and Belgrano between 1983 and 1988. Mincorp reportedly spent approximately US$6.5 million on exploration during this period (Dircksen, 2003).

At the Amelia Ines deposit, Mincorp carried out 3414 metres of surface diamond drilling, 1405 metres of underground development on three levels, and 4047 metres of underground drilling from 79 holes. They also conducted an Induced Polarization (“I.P.”) survey and 750 metres of surface trenching, sampling and mapping. Based on this work, Mincorp identified three zones of gold mineralization referred to as Betsy, Ana and Diana.

In 1988, Mincorp reported a ‘proven and probable’ resource of 1.01 million tonnes averaging 5.77 g/t gold above a cutoff grade of 1 g/t. This resource included 436,000 tonnes grading 9.3 g/t gold above a cutoff grade of 3 g/t gold.

A 9.2 metre tunnel referred to as “tunnel D” was also developed southeast of Amelia Ines. Although this was designed to provide underground drill stations to explore the Amelia Ines deposit it was never utilized.

At the Magdalena prospect, Mincorp carried out an I.P. survey, 980 metres of surface diamond drilling, 335 metres of underground development on two levels (4 adits), and 795 metres of underground drilling. Mincorp concluded from their exploration program that the mineralized zones were small and irregular. However, later interpretation suggests that the adits and drillholes may have been oriented parallel to the strike of the mineralization, providing little useful information about the size or grade of the zone.

At the General Belgrano prospect, a 350 metre crosscut was driven at the 1850 level (1965m elev.) and cut five veins. An additional 195 metres of drifting was performed along these veins. One was a subconcordant structure containing pyrite, chalcophyrite, tetrahedrite and sphalerite. Grades reportedly averaged 10.8 g/t Au and 1002 g/t Ag over a thickness of 0.3 metres for a length of 55.6 metres. Mincorp concluded that the Belgrano veins are generally narrow and dislocated by faulting which made exploration difficult and work was suspended.

MASA formed a joint venture in 1997 with Mincorp to earn a 60% in the Gualcamayo gold project. The objective of the exploration program initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp.

Gold bearing carbonate breccias were discovered at QDD, approximately 1.2 km southeast of Amelia Ines, extending 400 metres along the quebrada and up to 800 metres to the east along steep cliff exposures. The original discovery was confirmed by a saw-cut channel sampling and a follow-up program of continuous rock chip sampling along a newly constructed road into the Quebrada.

Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 metres in 58 drill holes. The drilling included 6,043 metres of diamond drilling and 5,187 metres of reverse circulation drilling that focused primarily on the QDD area.

In 2000 an inferred geological resource was estimated based on data from drilling up to the end of 1999. The estimations by MASA of 37.7 million tonnes @ 1.16 g/t gold included all holes through to 99QD-042. Mineral Resources Development, Inc. (MRDI) was retained to confirm MASA’s resource estimate. MRDI verified the model using independently derived grade distributions, variography and kriged grade models. The MRDI estimated resource was 37.2 million tonnes grading 1.13 g/t gold.

In 2001 a revised mineral resource was prepared by GeoSim Services Inc. using drill data up to and including QDR-058. The revised estimate yielded an indicated resource of 12.7 million tonnes grading 1.172 g/t gold with an additional inferred resource of 22.4 million tonnes grading 1.016 g/t gold using a cutoff grade of 0.6 g/t.

Geological mapping and surface sampling during 1999 and 2000 helped in further defining the trend of gold mineralization which currently extends for more than 2.5 km from QDD through the Amelia Ines and Magdalena areas.

In 2004 MASA completed further definition and fill-in drilling at QDD totaling 7167.5 metres in 26 reverse circulation holes. RC Drilling was also conducted at Amelia Ines (947 metres in 5 holes), Magdalena (1844 metres in 8 holes) and three other peripheral target areas (1964 metres in 8 holes).

7. GEOLOGICAL SETTING

7.1. Regional Geology

The Gualcamayo gold project is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes (Figure 7-1). The Precordillera consists of a series of north-south trending ranges comprised of Cambrian-Early

Ordovician marine platform carbonates overlain by mid-Ordovician through Early Carboniferous marine clastics, which are in turn overlain by late Carboniferous-Tertiary continental clastics. Permo-Triassic and Tertiary granitic complexes locally intrude all sediments.

During the Tertiary Andean Orogeny, sedimentary blocks were telescoped (shortened) eastward into a high-level fold and thrust belt with crustal shortening on the order of 60-90%. The net effect is a series of N-S trending thrust faults, with a stratigraphic displacement of more than 100 km to the east, superimposing lower Paleozoic sediments over Tertiary and Permo-Triassic continental clastic red beds.

7.2. Property Geology

The Gualcamayo project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian La Flecha and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation (Figures 7-2 to 7-4). The entire stratigraphic section exceeds 1,000 m in thickness. The immediate project area is intruded by a dioritic-dacitic porphyry complex, oriented several km east-west by one km north-south, as a larger stock and a series of dikes. Although the intrusive phases have not been differentiated, subtle compositional variations and contrasting structural emplacement suggests a complex intrusive history.

The dominant structural regime of the Precordillera is an east-west compressional deformation consistent with Andean deformation that has resulted in a series of N-S trending regional thrust faults. The Gualcamayo district is bounded to the east by an east-vergent thrust and to the west by a west-vergent back thrust. Subsidiary intraformational thrusts and associated minor, north-striking drag folds cut the limestones.

In the QDD area, MASA has mapped five types of breccias as the principal host of gold mineralization. The criteria for classification is based on type and percentage of clasts and/or matrix, i.e. > 90% marble clasts (Bx1), > 90% limestone clasts (Bx2), > 10% marble and > 10% limestone clasts (Bx3), intrusive porphyry matrix (Bx4), skarn clasts (Bx5).

The degree of brecciation varies from stockwork fracturing with little or no rotation of fragments to open space breccias with total rotation, to explosive breccias filled with an intrusive matrix. The variation of breccia types is the product of tectonic, hydraulic and intrusive fracturing and brecciation, concordant and discordant with stratigraphy. Most likely, breccia types are also dependent upon the depth of formation.

At Amelia Ines and Magdalena, surface exposures consist of limonitic bodies of silicified breccia and stockworks intercalated with apophyses of dacite and bands of skarn.

Figure 7-1 Tectonic Setting

GEOLOGICAL LEGEND

QUATERNARY

ALLUVIUM & UNCONSOLIDATED DEPOSITS

MIOCENE TO CAMBRO-ORDOVICIAN

Bx5 — BRECCIA, CLASTS OF MASIVE BROWN SKARN, +/- CLASTS OF QUARTZ PORPHYRY, SULPHIDE, OXIDE & SULPHATE MATRIX

Bx4 — BRECCIA, MIX OF LIMESTONE & MARBLE CLASTS, QUARTZ DIORITE MATRIX

Bx3 — BRECCIA, MIX OF LIMESTONE & MARBLE CLASTS, CLAST SUPPORTED OR WITH MATRIX OF CALCITE & IRON OXIDE

Bx2 — BRECCIA >90% LIMESTONE CLASTS, IRON OXIDE & CALCITE DOMINANT MATRIX

Bx1 — BRECCIA >90% MARBLE CLASTS. COMMONLY CLAST-SUPPORTED

MIOCENE

SKARN (UNDIFFERNTIATED)

- SkG — GREEN (GARNET-EPIDOTE) SKARN
- SkR — RED (GARNET-DOMINANT) SKARN
- SKARNOID/PORCELANITE

M — MARBLE (UNDIFFERENTIATED)

- Mb — WHITE MARBLE (MASSIVE, COARSE CRYSTALLINE)
- GRAY MARBLE (MASIVE COARSE CRYSTALLINE)
- Md — BANDED MARBLE (WHITE & GRAY BANDING)

MIOCENE (5-13 Ma)

HYPABYSSAL QUARTZ PORPHYRITIC INTRUSIVE, LOCAL STRUCTURALLY CONTROLLED QUARTZ DIORITE PHASES

LATE ORDOVICIAN

TRAPICHE GROUP - LAS VACAS FORMATION

CG — COARSE CLASTIC SEDIMENTS (SANDSTONE, SHALE, CONGLOMERATE)

EARLY ORDOVICIAN

SAN JUAN FORMATION

M+Lst — MIXED LIMESTONE AND MARBLE

Lst — LIMESTONE, BLACK TO BEIGE, THIN-TO THICK-BEDDED

CAMBRO-ORDOVICIAN

LOS SAPITOS FORMATION (LA FLECHA FMN. AGE-EQUIVALENT)

D — DOLOSTONE WITH MINOR LIMESTONE

STRUCTURE

STRIKE SLIP FAUL, KNOWN POST-ORE MOVEMENT (known, inferred)

STRIKE SILP FAULT (known, inferred)

EXTENSIONAL FAULT, TEETH ON UPPER PLATE steeply dipping, syn- & post-mineral movement

THRUST FAULT, TEETH ON UPPER PLATE (known, inferred)

FLAT-LYING BASAL FAULT 5-30° N dip, extensional? (known, inferred)

ANTICLINE

SYNCLINE

Figure 7-2 Geologic Legend.

Figure 7 -3 Geology, West Sheet

Figure 7 -4 Geology, East Sheet.

Gualcamayo Stratigraphic Column

Tertiary	Red Beds	Typical clastic red beds.

	Quartz Diorite	Intrusive complex related to skarn and breccia gold mineralization.
Miocene
Dacite Porphyry

Relatively recessive, clastic, red polymictic conglomerate and sandstone, overlain by shale, white arkose and red sandstone.
Trapiche

Ordovician		300 metre sequence of thin-to thick bedded dark grey limestone. Becomes dominantly thin-bedded up section. Primary host for Quebrada del Diablo gold mineralization.

San Juan

Medium to thick – bedded rhythmically banded peritidal, shallowing upward dolostone.
Cambrian	La Flecha

8. DEPOSIT TYPES

Four distinct mineralization types occur in the Gualcamayo property but only two of these are of present economic interest. They are:

      Sediment-hosted distal-disseminated gold (QDD)
      Sulphide-bearing skarn deposits containing copper zinc and molybdenum with late stage gold-arsenic mineralization (Amelia Ines and Magdalena).

Silliltoe, (2004) compares the former type to gold-arsenic mineralization in the Bingham Canyon district of Utah and the Battle Mountain and Eureka districts of Nevada where gold mineralization occurs distally with respect to porphyry stocks. Other analogies are the Bau district in Sarawak, East Malaysia and the Sepon deposit in Laos.

The late stage gold-arsenic overprinting of the skarn zones at Amelia Ines and Magdalena is believed to be part of the same mineralizing event but of a more proximal nature to the intrusions.

The other types of mineralization encountered in the district are weakly developed porphyry-type molybdenum occurrences and auriferous quartz-chalcopyrite-tetrahedrite veins.

9. MINERALIZATION

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system which is believed to be the primary conduit for hydrothermal fluids migrating away from the intrusive contacts (Sillitoe, 2004). The mineralizing fluids were then dispersed into the receptive limestone aquifers immediately above the marble contact traveling up dip following the hydraulic gradient. The permeability was provided by the east-west faulting, tectonic brecciation along fold hinges and stylolite formation during the ongoing contractional deformation. Sillitoe (2004) also suggested that pre-mineral karst development may also have played a roll in gold deposition along with hydrothermal karst caused by the fluid injection.

Alteration of the host rocks is minimal and sulfide content is low. Gold, sulfides (arsenopyrite), realgar, orpiment, pyrite and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to the intrusive breccia (Bx4). The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

At Amelia Ines and Magdalena, skarn mineralization comprised of chalcopyrite, sphalerite, galena, pyrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.

10. EXPLORATION

Since 1983, the Gualcamayo property has had significant exploration programs conducted by Mincorp and MASA. The stage of exploration has advanced through several drill programs sufficient to complete a resource estimate. Previous exploration programs have been assessed in the previous Technical Report by P. Dircksen dated July, 2003. The following tables summarize the past exploration and contractors employed on the project:

Table 10-1
Gualcamayo Exploration History
YEAR	COMPANY	PROGRAM
Pre 1983	Small	High grade shear-hosted mineralization
Miners
1983 – 1988	Mincorp	Map & sample Amelia Ines/Magdalena/ Belgrano areas.

Underground sample program at Amelia Ines/ Magdalena/Belgrano.

Surface & underground drill program of Amelia Ines/Magdalena/Belgrano areas.

1996 - 1997	MASA	Mapped & recon-sampled Gualcamayo.

Discovery of breccia/sediment hosted gold mineralization at QDD

1998	MASA	Cut channel samples at previous site rock-chip panel. Results consistent and higher.

Detail sample/map QDD 130 continuous rock- chip channel samples @1.7g/t Au.

Contractor review of regional aeromagnetics.

Diamond drill QDD area.

1999	MASA	Petrographic studies.

Geologic mapping/sampling 1:500 scale.

Diamond drill and reverse circulation drill QdD.

Metallurgical test work on core and cuttings.

2000	MASA	Structural mapping (1:250 scale) coincident with geochem program

Reverse circulation drill program

2003	MASA	Rock geochem sampling

Re-sampling of Anglo drill core

2004	MASA	Reverse circulation drill program

Rock geochem sampling

Channel sampling

Re-logging of drill core

Table 10-2 Exploration Contractor List
Contractor	Services Provided
Acme	Analytical
ALS – Chemex	Analytical
Bondar-Clegg	Analytical
Alex Stewart (Assayers)	Analytical

Falcon	Drilling
Madcor	Drilling
Tobalongo	Drilling
Patagonia	Drilling

Vector	Environmental Baseline

Tobalongo	Excavation

Ikola	Geophysics
Quantec	Geophysics

Helicopteros Marinos	Helicopter

Kappes-Cassidy	Metallurgy
RDI	Metallurgy
Viceroy – Brewery Creek	Metallurgy
- Castle Mountain

Cominco Labs	Petrographic
R. Honea	Petrographic
T. Paster	Petrographic

MRDI	Resource Estimate / QAQC Review

R. Diment	Geology / Deposit Modeling
R. Netolitzky	Geology / Deposit Modeling
J. Dean	Geology / Deposit Modeling
R. Hodder	Structural Analysis
P. Marquis	Structural Analysis
Geosim Services Inc.	Resource Estimation

Detailed discussions of the 2004 drilling program are addressed in Sections 11 and 12.

10.1. Surface Sampling

A total of 1,216 surface rock samples were collected from the Gualcamayo gold project between October 1, 2003 and October 15, 2004. These consist of 150 saw cut channel samples and 1,066 chip channel or outcrop grab samples.

The channel samples were taken along fifteen continuous saw-cut lines with an aggregate length of 371.8 metres. Seven of the sample lines were near the eastern end of the QDD deposit and seven were located near the western extension previously known as ‘Target A’. One line was cut in the southwestern extension of the Magdalena deposit.

All samples were analyzed for gold plus 27 or 40 elements by ICP. Gold assays and base metal geochemical analyses for the 2004 channel samples are presented in Appendix IV. Results for gold are shown graphically in Figures 10-1 to 10-3.

Drill Holes
Anglo American
Viceroy Exploration Ltd.
Viceroy Resources Corp.
Rock Samples
Au in ppb
3,000 to 50,500
1,000 to 3,000
400 to 1,000
50 to 400
0 to 50
below detection limit
contour interval = 25 meters
West Sheet
East Sheet
6714500 mN
6714000 mN
6713500 mN
Viceroy Exploration Ltd.
Gualcamayo gold project
2003-2004 Surface Sampling
Gold Geochemistry
0
125
250
500
meters

Figure 10 -1 Gold geochemistry for all rock samples collected in 2003 -2004.

Figure 10 - 2 Gold geochemistry for rock samples from Amelia Ines, Magdalena, Target 3D and Target K (West Sheet)

Figure 10 -3 Gold geochemistry for rock samples from QDD (East Sheet)

11. DRILLING

11.1. Past Drilling Programs

Mincorp carried out core drilling at the Amelia Ines and Magdalena deposits between 1983 and 1988. They drilled a total of 127 holes totaling 1475 metres from surface and underground workings. MASA completed 2 drill holes at Amelia Ines in 2000.

All previous drilling on the QDD deposit was carried out by MASA in 1998, 1999 and 2000. This included both core and reverse circulation drilling.

The following tables summarize the drilling programs on the main deposits (including 2004 drilling):

Table 11-1 QDD Drilling Summary
Program/Year		Core	Core	RC	RC
		(holes)	(metres)	(holes)	(metres)
MASA	1998	14	2,706
MASA	1999	19	3,337	9	1,400
MASA	2000			13	3,422
MASA	2004			26	7,168
Total		33	6,043	48	11,990

Table 11-2 Amelia Ines & Magdalena Drilling Summary
Program/Year	Core	Core	RC	RC
	(holes)	(metres)	(holes)	(metres)
Mincorp 1983-88	127	1,475
MASA 2000			2	311
MASA 2004			13	2,791
Total	127	1,475	15	3,102

11.2. Drilling Program

Forty-seven reverse circulation drill holes totaling 11,922.5 metres were completed between April 17 and August 14, 2004. Twenty-six of the holes totaling 7,167.5 metres were drilled at QDD and adjacent targets. Five holes (947 metres) were completed at Amelia Ines and eight holes (1844 metres) drilled at Magdalena. The remaining eight holes (1964 metres) were drilled to test other targets on the Gualcamayo property. A list of the holes and collar coordinates are included in Appendix I. Drill hole locations are shown in Figures 11-1 and 11-2.

Quebrada del Diablo
Mineralized Zones
MINA
BELGRANO
FILO BELGRANO
QUEBRADA DEL DIABLO
PTZ BLANCO
QDR-60
QDR/61
QDR-59
QDR-105
QDR-100
QDR-102
QDR-99
QDR-69
QDR-68
QDR-67
QDR-74
QDR-70
QDR-92
QDR-98
QDR-75
QDR-97
QDR-71
QDR-93
6713600m N
6713400m N
6713200m N
6713000m N
6712800m N
2535600m E
2535800m E
2536000m E
2536200m E
2004 DRILL SITE
1998-2003 DRILL SITE
-100
0
100
200
Meters

Figure 11-1 2004 Drill hole locations - East Sheet

MAGDALENA
Mineralized Zones
AMELIA-INES
TARGET 3D
TARGET K
Tunel 'D'
QDR-91
QDR-64
QDR-63
QDR-89
QDR-90
QDR-62
QDR-104
QDR-103
QDR-88
QDR-86
QUR-85
QDR-87
QDR-65
QDR-98
QDR-81
QDR-79
QDR-80
QDR-82
QDR-96
QDR-84
QDR-83
6714200 N
6714000 N
6713800 N
6713600 N
2533800 E
2534000 E
2534200 E
2534400 E
2534600 E
2534800 E
2004 DRILL SITE
1998-2003 DRILL SITE
-100
0
100
200
Meters

Figure 11-2 2004 Drill hole plan - West Sheet

The 2004 drilling program was conducted under the direct supervision of Consulting Senior Geologists, Rick Diment of Whitehorse, Yukon and Consulting Geologist Jeff Dean of Reno, Nevada. A MASA rig geologist was on-site at all times while the drill was operating. The rig geologist was responsible for contractor supervision and hole logging. Figure 11-3 shows a typical drill site setup.

Figure 11-3 2004 Reverse Circulation drilling at QDD

Both geological and geotechnical drill logs were completed for each hole. The geotechnical logs included drilling performance, drilling and sampling problems and rod changes that may affect sample quality. Changes in sample return rate, rate of depth penetration, loss of air pressure, etc. were also recorded to assist in defining major structures, voids, etc. The geologic logs followed standard MASA procedures established in earlier programs and included complete descriptions of geology, lithology, alteration and mineralization. This information was recorded in digital format and was incorporated into the digital drill database. Copies of the geologic and geotechnical logging sheets are included in Appendix III.

The 2004 drilling at QDD was successful in confirming the continuity and extent of the mineralization in the Portozuelo Blanco area and in partially outlining the mineralized zone extension west of Portozuelo Belgrano. Extensions to known mineralization were also discovered at Magdalena and Amelia Ines. A table of the significant drill intercepts from the 2004 drill program is included in Appendix II. The mineralized widths shown are not true thicknesses but simply the length of the interval. The mineralized zones are largely irregular in shape and true thickness was not used as a factor in resource estimation.

12. SAMPLING METHOD AND APPROACH

Sampling method and approach used in exploration programs completed prior to 2004 were assessed in the previous Technical Report by P. Dircksen dated July, 2003.

12.1. Reverse Circulation

The RC holes were drilled with a 5 ¼” bit and the drill material was collected on 2 metre intervals using a dry cyclone system. 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15kg). The two 25% split samples were bagged in heavy duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kg with an interquartile range from 58 to 70 kg. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Two rig duplicates were prepared for every 20th sample. One was submitted blind to the primary lab and the second to the check lab. A duplicate coarse reject was prepared for every 20th sample and sent to the check lab. In addition, one blank was submitted per hole after a suspected mineralized interval. The labs used were ALS-Chemex (preparation facility in Mendoza, assay lab in La Serena, Chile) as the primary lab and Alex Stewart (Mendoza) as the check lab.

12.2. Grab Sample and Rock Chip Sampling

A total of 1066 rock chip grab samples were collected throughout the project area on a reconnaissance basis in 2004. Very little soil cover exists and therefore, the samples represent fairly continuous chip samples across outcrops and along road cuts. The samples were bagged and sealed with tamper-resistant seals for shipping.

12.3. Channel Sampling

Channels were sawn 4 – 8 cm deep and 4 – 10 cm wide. The samples were then chipped by hammer and moil. Samples were bagged and sealed with tamper-resistant seals for shipping. Individual sample lengths ranged from 1.0 to 5.5 metres and averaged 2.1 metres. In some instances portions of the lines extended over talus or overburden. These sections were not sampled and were flagged as NS (no sample) in the database. Figures 12-1 to 12-3 illustrate the procedures involved.

Figure 12-1 Sawing channel sample at QDD

Figure 12-2 Extracting channel sample with hammer and moil

Figure 12-3 Completed channel sample at Portezuelo Blanco

13. SAMPLE PREPARATION, ANALYSES AND SECURITY

The methods of sample collection and preparation prior to dispatch of samples to the analytical lab and the security measures taken were discussed in the preceding section.

All drill samples were transported from the drill sites to camp via a rented 5 ton truck and were stored at camp site in an enclosed, secure warehouse. They were then shipped directly to ALS-Chemex preparation facility in Mendoza via a commercial truck arranged through the lab. Samples were packaged in large, durable woven plastic sacks with tamper-resistant plastic ties. A list of samples and sacks were prepared for each shipment and a copy of submittal sent for filing in San Juan.

Prepared samples were shipped from Mendoza to the ALS-Chemex assay lab in La Serena, Chile for analysis. The lab routinely made a second split from the coarse reject of every 20th sample. These second splits were sent to the check lab, Alex Stewart (Assayers) Argentina S.A., for final pulverization and assay. The statistics for blanks and standard deviations show acceptable levels for commercial assay labs.

All samples were prepared and analyzed for Au and Ag by ALS-Chemex using standard fire assay/AA finish sample prep and assay procedures. Lab sample preparation procedures included: 1) dry samples, 2) coarse crush 100% to –10 mesh, 3) split 250 gm for pulp, and 4) fine pulverize split to –150 mesh. Gold and Ag will be analyzed by Fire Assay on a 50 gm split with a geochem AA finish. Selected intervals were later selected for 37 element ICP scan using aqua regia digestion.

MRDI reviewed the QA/QC procedures used in the 1998 – 1999 drill programs to confirm an earlier resource estimate for Quebrada del Diablo. It was concluded that there was sufficient quality assurance work to support construction of a resource model and that the gold assays were sufficiently accurate and precise for use in resource modeling.

14. DATA VERIFICATION

The author examined the original assay certificates and drill logs as well as the digital database. The site visit included examination of drill core, drill cuttings, drill sites and underground workings.

Between September 18 and Nov 3, 2004, project staff in San Juan undertook a thorough scrutiny of the Mincorp drill data. Original assay certificates were not available for the 1980 Mincorp drill programs. However, the digital databases were compared to both the drill logs and the level plans and sections that were generated by Mincorp. During the course of this study a number of corrections were made to the databases. The bulk of the changes were additions to the Mincorp digital database of missing holes and assay intervals. Ninety missing intervals from the old Mincorp drilling were re-sampled by MASA and added to the database.

For the 2004 drilling and sampling programs, final assay results from the analytical labs were received in both digital and hard-copy formats. The digital gold assays were imported into a GEMCOM database in the San Juan office. Finally, an assay report of all 2004 drill holes was manually checked against the original hard copy assay certificate. As a further check, the author compared assay certificates to intervals and gold values for eight of the 2004 drill holes representing 16% of the 2004 assay intervals. No data entry errors were found.

Following the 1999 drill program, MRDI performed a database audit as part of a resource review. They audited the assay and coded lithological data for 5 holes representing 12% of the drilling up to that date. The holes were chosen because they were distributed across the deposit, represented all previous drilling programs and were crucial to the resource estimate. Two errors were discovered in the assay data base and 154 errors in the geological database for an error rate of 0.58% . MRDI concluded that the error rate was within acceptable limits for resource estimation. The author has reviewed the MRDI document and agrees with this conclusion.

During the 1999 drill program, several core holes were twinned with RC holes to test for variability between the two methods as well as local variation in grade distribution. A study of the results by MRDI concluded that coincidental intervals of low gold values and poor recovery are more prevalent in core holes than RC holes. Gold values for the second cyclone fines are always higher, indicating loss of higher grade matrix material within the interstices of the breccia. MRDI believes that RC drill recovery and sampling provides a more accurate estimate of the in-situ gold grade than core drilling. Down-hole contamination and cyclicity in RC drilling were found to be reasonable with respect to the geologic environment.

14.1. Check Assays

Rig duplicates were inserted to monitor analytical precision at the primary lab and were also sent to the check lab for further verification. The following figures show the results of the duplicate analysis. The graphs show a reasonable correlation between the original and the re-assay results.

Figure 14-1 Rig duplicate check assays from ALS-Chemex

Figure 14-2 Rig duplicate check assays comparison between labs

For every hole, blank samples were inserted immediately following a probable mineralized intercept picked by the drill site geologist.

For every 20th sample of each hole, duplicate rejects and pulps were sent to the check lab (Alex Stewart Mendoza). During routine sample preparation procedures, ALS-Chemex was directed to prepare a second 250 gram coarse reject split and ship these splits directly to Alex Stewart Labs where new pulps were prepared and analyzed for gold. For pulp checks, ALS-Chemex prepared a duplicate pulp and submitted it to Alex Stewart. Duplicate reject and pulp checks were staggered to prevent re-duplication of check intervals.

Check comparisons have been done following MRDI’s QA/QC recommendations. For each pair of results the absolute value of the pair difference divided by the pair means was taken. Only those pairs whose means >400 ppb were used for graphing. For pulps

MRDI recommended precision of ±20% for 90% of the data for rig & coarse reject duplicates and ±10% for 90% of the data for pulps.

Figure 14-3 Check assay comparison - all QDD drilling

Figure 14-4 Check assays - 2004 drill program

Although those criteria could not be met in all cases, in general, check comparisons are adequate. Where results did not meet acceptable criteria, pulps or rejects were rerun to try to explain the differences. If an explanation was evident, the new result was used in graphing. The majority of problems were found to be caused by mislabeling of samples by the primary lab that were then sent to the check lab. Further checks revealed that when the original material was re-sampled it compared well to the initial result. In a few cases there was evidence that the lab mixed up adjacent sample intervals and these were later corrected.

Only internal laboratory standards have been used in the 2004 and previous drilling programs at Gualcamayo. On the author’s recommendation, site specific standards are presently being prepared from sample material collected from the 2004 RC drilling program and will be used as part of the QA/QC procedures in subsequent drilling and sampling programs.

For archival purposed the ¼ split sample coarse rejects taken at the drill rig were saved for all samples. All pulps will be returned and maintained in long term secure storage in the company warehouse. Reject samples will be organized in labeled rice bags and stored in a secure area at the confluence of Qbd Varela and Rio Gualcamayo. Bags will be systematically organized to facilitate easy retrieval in the future for other analytical, metallurgical or environmental test work.

14.2. Resampling Checks of Minecorp Core Drilling

In 2003, select re-sampling of core from the Mincorp drill programs at Amelia Ines and Magdalena was carried out. Exact re-sampling of intervals was not always possible because core had shifted during transportation from Anglo American’s Cerro Vanguardia property. There were also many narrow (0.5 metre) sample intervals with little material remaining and core run locations were poorly marked. In about half of the cases, composites were made where there was confidence in matching Mincorp’s sampled intervals. Mincorp used their own internal lab and no pulps are available. For the re-sampling, duplicate pulps were done on every 10th sample, and a blank or “MASA standard” was inserted randomly for 10% of the samples. The “MASA standards” were rig duplicates of drill cuttings from previous RC drilling. The primary lab used was ALS-Chemex and the check lab was Alex Stewart (Assayers) Argentina S.A.

A total of 380 sample intervals were collected from 38 drill holes. Most of the sampled holes were from the underground drilling program at Amelia Ines. The Magdalena deposit was represented by samples from three surface and one underground drill hole.

Figures 14-5 and 14-6 show scatter plots of two separate data sets. The first includes only the sample intervals which could be matched exactly to Mincorp’s samples. The second chart includes the composited samples averaged over longer intervals. A simple linear trend model indicates that the data is skewed towards higher values for the re-sampled checks. The higher values, particularly for lower grade intervals, may reflect a higher calibration of Mincorp’s analytical equipment towards higher grades vs. ALS-Chemex.

Figure 14-5 Scatter plot of direct re-samples and averaged intervals

Figure 14-6 Scatter plot of direct re-samples

From these results it is concluded that the analytical results from the Mincorp drilling program do not overstate the gold grades at the Amelia Ines and Magdalena deposits and that a resource estimation based on this data will likely be conservative.

15. ADJACENT PROPERTIES

Adjacent properties were discussed in “Gualcamayo Gold Project, Argentina – Technical Report” (Dircksen, 2003). In this report it was erroneously stated that the Salamanca property, 100% owned by MASA, was subject to a 5% net profits royalty. It is actually subject to a 1% net smelter royalty.

16. MINERAL PROCESSING AND METALLURGICAL TESTING

NOTE: Please refer to Section 23 for updated Mineral Processing and Metallurgical Testwork

17. MINERAL RESOURCE ESTIMATES

17.1. Databases – General Description

The mineral resource estimates for QDD, Amelia Ines and Magdalena are based on analytical data from core and RC drilling supplemented in part by surface channel samples. All of the sampling and drilling on QDD was carried out by MASA between October 1998 and October 2004. Most of the drilling at Amelia Ines and Magdalena was completed by Mincorp between 1983 and 1988. This consisted of both surface and underground drilling from 3 levels at Amelia Ines and from 4 adits on 2 levels at Magdalena. Details of the drilling programs are summarized in Sections 11 and 12.

Mincorp mapped and collected continuous chip samples throughout all of the underground workings and this data was used to assist in geologic modeling of the zones. The chip sample data was not used for resource estimation as it was not comparable in quality to drill core or channel sampling.

A program of continuous saw-cut channel sampling was carried out in the fall of 2004 in order to provide data for the resource estimation in areas of rugged topography near the east and west extremities of the QDD mineral zone. The program was specifically designed to supplement the drill data in these areas. A number of earlier saw-cut channel samples collected in two earlier surface sampling programs were also used for block model estimation but were not given any influence in determining block classification. This was because they were not part of a continuous trench but isolated ‘spot’ samples that were designed to test the accuracy of assay results from earlier chip sample lines.

One continuous saw-cut channel sample was also taken in 2004 at Magdalena.

The various data sets are stored in Excel worksheets and were imported into Surpac Vision software for modeling, compositing and block model estimation.

17.2. Quebrada a Del Diablo (QDD)

The main QDD gold zone is a broadly tabular body extending approximately 550 metres in an east-west direction, 240-300 metres wide and varying in thickness from 50-150 metres. The zone crops out on the north-facing cliffs of Cerro Diablo and along the lower wall of the Quebrada del Diablo canyon to the west and at Portezuelo Blanco to the east. West of the canyon, a narrower, steeply-dipping zone extends westward near Portezuelo Belgrano.

The QDD deposit has been tested by 33 core and 48 RC drill holes over an area measuring approximately 1100m east to west, between 100 and 400m north to south and between elevations ranging from 1750 to 2550 m ASL. A relatively small zone measuring less than 100m in diameter lies about 200m north of the main deposit and is believed to have once been part of the main zone with the intervening area removed by erosion and possible fault displacement.

Due to the rugged topography at QDD, a regular drilling grid was impossible to establish. As a result the drill spacing is irregular and the drilling directions vary considerably in both dip and azimuth. One of the main goals of the 2004 drilling program was to fill in gaps in previous drilling. As a result the average sample spacing for the estimated portions of the mineral zone, based on the distance from block centroids to the nearest composite, is 39m.

The deposit geology was interpreted by the project geologists on vertical cross sections oriented north-south. A 0.4 g/t Au grade cutoff was used as a rough guideline to establish the mineral zone outlines. The sectional geology was imported into Surpac and the mineral zones were modeled as 3-Dimensional solid objects. Five main zone domains were created:

1)	Eastern Zone: Contains the bulk of the deposit and extends from a fault boundary at 2535560 East to the eastern extent of the mineralization near Ptz. Blanco.

2)	Central Zone: A fault bounded block between the Quebrada and the western edge of zone 1.

3)	West Zone: A steeply dipping zone extending westward from the Quebrada.

4)	Satellite Zone: A small isolated zone previously labeled “Target 11” located approximately 200m north from the boundary of the Eastern and Central Zones.

5)	High-Level Structures: Four Narrow zones of calcite veining extending above the Eastern Zone to surface.

Figure 17-1 shows the position of the solid models of the various zones at QDD.

Figure 17-1 Mineral zone model of QDD deposit

The portions of drill holes intercepting each zone were composited into 2m lengths. The minimum composite length for the last portion of the hole within the zone was 1 metre. Three channel samples that were greater than 4 metres in length were split into 2 intervals. The remaining channels measuring between 1 and 4 metres in length were treated as individual composites with an average width of 1.9 metres. A total of 158 composites were derived from channel samples and 3667 were created from drill holes.

The composite statistics for QDD are shown in Table 17-1. The gold distribution approaches log-normal distribution (Figure 17-2) and shows no evident bimodal nature.

Table 17-1 QDD Composite Statistics
	Au g/t	Au Capped at 5 g/t
n	3862	3862
Minimum	0.001	0.001
Maximum	18.850	5.000
Mean	0.860	0.826
Standard Deviation	1.166	0.950
Variance	1.360	0.902
Coefficient of	1.355	1.150
Variation

Figure 17-2 Histogram of Au distribution in composites

17.2.1. Density

As part of the year 2000 drill program, bulk densities were determined for 116 drill core specimens from the QDD deposit. Summary statistics are shown in the following table.

Table 17-2 QDD Bulk density measurements
Lithology	Number of	Mean	Standard	Median
	analyses		Deviation
Breccia	91	2.66	0.18	2.68
Marble	13	2.73	0.12	2.71
Limestone	10	2.66	0.10	2.69
All	116	2.66	0.18	2.68

Due to the close similarities of median values and low standard deviations it was decided to use 2.68 as a specific gravity for all lithologies rather that to attempt to model all rock types separately.

Only two samples of intrusive rock were analyzed giving densities of 2.17 and 2.67. Since this number of samples is not considered statistically relevant and one value seemed unusually low, the intrusive rocks (which form a relatively minor component of the model) were assigned the same specific gravity as the other host rocks.

17.2.2. Assay Capping

Grade distribution in drill hole data was examined to determine if grade capping or special treatment of high outliers was warranted. A decile analysis of all raw drill data within the QDD zones was performed (Figure 17-3) and it was determined that values above the 99th percentile (5 g/t Au) level should be restricted in influence to an area corresponding to the block size (10m). Beyond this limit the values were capped at 5 g/t prior to compositing. A total of 69 drill hole intervals and 24 channel samples assayed over 5 g/t Au. A total of 78 composites were affected.

Figure 17-3 QDD decile distribution of assay data

17.2.3. Variogram Analysis

Semi-variograms for Au were modeled independently for the eastern, central and western zones in order to determine search parameters and anisotropy. Nugget and sill values were obtained from nested semi-variogram models in the predominant down-hole direction. Nested spherical models with 2 structures were fitted to directional semi-variograms and the results are summarized in the following table:

Table 17-3 QDD semi-variogram parameters
Zone	Direction	co	c1	r1	c2	r2
Eastern	Az 285 Dip -25	0.205	0.328	17	0.23	103
	Az 015 Dip -15	0.205	0.328	22	0.23	80
	Az 195 Dip -65	0.205	0.328	8.7	0.23	39.6
Central	Az 090 Dip -35	0.097	0.222	9	0.468	60
	Az 000 Dip -0	0.097	0.222	35	0.468	60

	Az 270 Dip -55	0.097	0.222	9	0.468	25
Western	Az 200 Dip -80	0.218	0.397	9	0.514	50
	Az 290 Dip 0	0.218	0.397	9*	0.514	50*
	Az 20 Dip -10	0.218	0.397	5	0.514	19.7

* insufficient data to model variogram - assumed same ranges as principal axis

The satellite zone and the high-level structural zones did not have sufficient data to develop variogram models.

17.2.4. Block Model and Grade Estimation Procedures

A block model was created in Surpac using a block size of 10x10x10 metres. The parameters of the model are summarized in the following table:

Table 17-4 QDD block model parameters
	Min	Max	Extent	Block	Number
				Size	of
					Blocks
X	2534900	2536500	1600	10	160
Y	6712500	6713700	1200	10	120
Z	1800	2700	900	10	90

Previous resource estimations used a smaller block size of 5x5x5 in order to simulate the complexity of the zones as they were interpreted at that time. The present zone models are more uniform in shape and it was decided that such a small block size was no longer required. The increased block size used for this model serves to increase the confidence in the estimation as well as reflecting the variation in grade distribution.

Block values were estimated by ordinary Kriging for the three main zones and by the inverse distance cubed method for the four, narrow, high-level structural zones. Search ellipsoids and search distances were derived using the variogram model parameters for each of the main zones. In the case of the western zone the maximum search range was increased to 100 metres in order to estimate a significant portion of the blocks within the zone constraints. A minimum of 3 composites were required to estimate a block and only the closest 16 composites were used. For the three main zones, no more than 5 composites were permitted from a single drill hole. For the 4 high-level structural zones there were no constraints placed on the number of holes used as there was very little data available.

Composites from twinned holes QDR-16 and QD-41, located on the boundary of the eastern and western zones, were used for both zones. Elsewhere, only composites falling within the zones were used in the block estimation. Search parameters used for the individual zones are shown in the following table:

Table 17-5 QDD block model search parameters
Zone	Interpolation	Number of	Ellipsoid Orientation			Max	Anisotropy Ratios
	Method	Composites				Search
		Used	Azim	Plunge	Tilt	Distance	Major /	Major/
							Semimajor	Minor
Eastern*	Kriging	2754	285	-25	-15	100	1.3	2.6
Central	Kriging	784	90	-35	0	60	1	2.4
Western	Kriging	227	290	0	80	100	1	2.5
HL Struct # 1	ID3	15	295	-25	-50	50	1	5
HL Struct # 2	ID3	79	340	-65	0	50	1	5
HL Struct # 3	ID3	97	350	-65	0	50	1	5
HL Struct # 4	ID3	23	345	-55	0	50	1	5
* including isolated satellite zone to north

The block percent within each zone and below topography was also assigned to each block. The final resource statistics were weighted by the block percent such that only the percentage of each block within the zones and below surface was used.

17.2.5. Mineral Resource Classification

Resource classifications used in this study conform to the following definition from National Instrument 43-101:

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The Kriged block model estimates for the three main zones were classified as measured, indicated or inferred using a geostatisical method based on the block kriging variance (Blackwell, 1999). The relative kriging standard deviation (RKSD) provides a quantitative value incorporating the nugget effect, sill value, number of composites used in the interpolation, and location of the composites relative to the anisotropy. The limits used for determining the classification were derived from visual inspection of plans and sections. The following values and parameter were used for block classification:

Measured: RKSD < 0.45 and including composites from at least 2 drill holes Indicated: RKSD >=0.45 and < 0.65 Inferred: All remaining interpolated blocks

All blocks within the four high-level structural zones were estimated by the ID3 method and were assigned to the inferred category.

The following figures illustrate the distribution of the three classes in plan view and cross section.

Figure 17-4 Plan view of QDD block model showing block classification

Figure 17-5 Sectional view of QDD block model showing block classification

17.2.6. Mineral Resource Estimate

The following table shows the block model resource statistics by category and cutoff grade.

Table 17-6 QDD Mineral Resource Estimate
Cutoff	MEASURED			INDICATED			MEASURED+INDICATED			INFERRED
Grade
g/t Au	Tonnes	Grade	oz Au	Tonnes	Grade	oz Au	Tonnes	Grade	oz Au	Tonnes	Grade	oz Au
	(000's)	Au g/t	(000's)	(000's)	Au g/t	(000's)	(000's)	Au g/t	(000's)	(000's)	Au g/t	(000's)
0.30	5,672	0.953	174	39,612	0.919	1,170	45,284	0.923	1,344	13,722	1.055	465
0.40	5,130	1.016	168	36,763	0.963	1,138	41,893	0.969	1,305	12,300	1.137	450
0.50	4,495	1.097	159	32,586	1.028	1,077	37,081	1.037	1,236	11,323	1.196	435
0.60	3,953	1.172	149	28,212	1.103	1,000	32,165	1.111	1,149	10,057	1.27727	413
0.70	3,388	1.259	137	23,965	1.183	911	27,353	1.192	1,048	9,015	1.350	391
0.80	2,841	1.357	124	19,935	1.271	815	22,776	1.281	938	8,115	1.416	369
0.90	2,323	1.469	110	16,518	1.358	721	18,841	1.371	831	7,048	1.501	340
1.00	1,978	1.560	99	13,533	1.448	630	15,511	1.462	729	6,055	1.592	310

Figures 17-6 to 17-8 show block grade estimates and classifications in representative cross sectional views through the QDD deposit .

Figure 17-6 Cross section of block model grades – Eastern QDD zone

Figure 17-7 Cross section of block model grades – Central QDD zone

Figure 17-8 Cross section of block model grades – Eastern QDD zone

Figure 17-9 View of QDD looking SE showing position of 0.5 g/t Au grade shell

18. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Gualcamayo project contains three deposits in an advanced stage of exploration. The current data and information is adequate for the assumptions, conclusions and recommendations included in this report. The updated mineral resource estimates are summarized in the following table:

Table 18-1
Summary of mineral resource estimates using a 0.5 g/t Au cutoff
Mineral Deposit	Resource Category	Tonnes	Grade	Contained
		(000’s)	Au (g/t)	ounces Au
				(000’s)
QUEBRADA DEL DIABLO	Measured	4,495	1.10	159
(QDD)	Indicated	32,586	1.03	1,077
	Measured + Indicated	37,081	1.04	1,236
	Inferred	11,323	1.20	435
AMELIA INES	Measured	203	3.12	20
	Indicated	1,910	2.79	171
	Measured + Indicated	2,114	2.82	192
	Inferred	383	1.95	24
MAGDALENA	Inferred	2,526	1.87	151

The mineral resource estimate presented in this report was prepared by Ron Simpson, P.Geo. of Geosim Services Inc. (Geosim) and was issued under a separate 43-101 document on December 8, 2004.

19. PREPARATION OF THE PRELIMINARY ASSESSMENT STUDY

During November and December 2004, GeoSim carried out a mineral resource estimation and prepared a Technical Report (F1) in compliance with National Instrument 43-101 for the gold deposits of the Gualcamayo Gold project. This mineral resource estimate forms the basis for this Preliminary Assessment Study.

This Preliminary Assessment Study has been prepared by AMEC and is based on the work of other consultants directed by Viceroy. GeoSim prepared the resource model and estimate, which incorporates results of the in-fill drilling up to August 2004.

AMEC provided the metallurgical testing evaluation, mine and process design parameters, mining, plant and general operating costs, and the economic evaluation.

All currency amounts are stated in United States dollars (US$) and Argentine Pesos (AP), expressed in terms of constant late-2004 value. An exchange rate of 2.9 AP = US$1.00 is employed for conversions.

Quantities are stated in SI units, the Canadian and International practice, including: metric tonnes (t), kilograms (kg) for weight; kilometers (km), meters (m) and millimeters (mm) for distance; hectares (ha) for area; grams (g) and grams per metric tonne (g/t) for gold content. Precious metals quantities may also be reported in troy ounces (ounces, oz) a common practice in the gold mining industry.

20. SCOPE OF STUDY

The scope of the preliminary assessment encompasses a review of options for the development of the Gualcamayo mineral resource using open pit mining methods. The assessment defines the mining method selection process and establishes the preliminary mine design parameters, mine sequencing and production planning of the project.

The preliminary assessment is based partially on inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, therefore there is no certainty that the results predicted by the preliminary assessment will be realized.

The scope includes the following aspects:

      Determination of mine cut-off grade
      Creation of an economic model in preparation for process selection
      Preliminary pit designs
      Estimation of in-pit resources, grades and stripping ratio
      Preparation of annual mine plans
      Mine operating costs

Various options have been considered for mining of the available mineral resource at Gualcamayo within the QDD, Belgrano and Target 11 areas. The remote site and rugged topography of the resource eliminated the possibility of mining the resource by traditional open pit transport methods using mine haul trucks.

AMEC, with input from Viceroy, determined that the preferred method was to mine the ore body via an ore-pass system. This is similar to what is used in several other operations notably:

      Cadoman Mine – Hinton, Alberta
      Glensanda Mine – Argyleshire, Scotland
      Ho Ping Mine – Mualian, Taiwan

The Project area has been broken down into three work areas, the QDD, the Belgrano and Target 11. The QDD and Belgrano areas, have each been broken down into two mining phases.

The key to the mine design is the ability to maintain access to the working areas at all times and to provide a level of safety to workers who will be in each pit area. The mining will progress in the following manner,

      QDD phase 1 and Target 11
      Belgrano Phase 1, once QDD phase one is below the line of sight
      QDD phase 2 once Belgrano Phase 1 is complete
      Belgrano Phase 2

21. GEOTECHNICAL

No detailed geotechnical work or review has been performed; observations on core and site in-situ rock properties indicate that an inter-ramp pit wall of 50 degrees may be supported for use in open pit planning.

Based on the mine design from this Preliminary Assessment Study, locations will be selected for geotechnical holes, which will be utilized for wall stability analysis and pit slope design. In addition, a geotechnical investigation, including orientated drill holes, will be carried out to confirm the suitability of sites selected for the mine and plant facilities. This geotechnical investigation will be carried out as part of the planned Pre-Feasibility and Feasibility studies.

22. MINING

22.1. Open Pit Design Pararmeters

The parameters and operating costs for the Learchs-Grossmann (LG) optimization are:

Table 22-1 Open Pit Design Parameters
Ore Density (t/m3)	2.68
Waste Density (t/m3)	2.69
Overall Open Pit Slopes	50 degrees
Production Rate (nominal ore tonnes per year)	3,600,000

Ore Mining Cost (US$/tonne)	1.14

Ore Processing Cost (US$/tonne)	1.56
Environmental	0.27
Power	0.12
General & Administration Cost (US$/ore tonne)	0.62

Ore Processing Recovery (Au)	80%
Gold Price (per ounce)	$400

22.2. Open Pit Optimization

The above operating costs and parameters were entered into Minesight® for the LG runs. LG work was carried out so that the open pits can be designed and potential mineable resources within each open pit estimated. A Minesight block model was developed with 10 m x 10 m x 10m blocks that were considered to be the minimum sized SMU

(Selective Mining Unit) attainable that would allow good ore/waste selectivity along mineralized contacts. LG runs were taken at varying gold prices to determine the sensitivity of the model to changes in gold price. Graph 22-1 illustrates the results of the LG analysis. At the base case of $400 dollars per ounce the total tonnes within the shell amount to 35.8 million tonnes of measured, indicated and 7.3 million tonnes of inferred material at grades of 1.04 and 1.25 respectively. The waste total for the pit amounts to a total of 130 million tonnes.

After review of the pit shapes AMEC examined the accessibility of each of the shapes and determined that the areas around the Belgrano were exceptionally difficult to access. Based on the review of access requirements a pit shape was developed that fell between the 200 and $225 shell. This targets between 75 and 85% of the defined ore tonnes and 60 to 70% of the waste material

22.3. In-Pit Resource Estimate

A cut-off grade of 0.5 grams per tonne was utilized for the definition of the in-pit resource. This cut-off is higher than the calculated marginal cut-off of 0.3 grams per tonne. The 0.5 grams per tonne cut-off was selected based on providing a conservative figure to start, and as the project develops different cut-off strategies can be examined

The results of the ultimate pit design are as follows:

	kTonnes	Grade
measured	3,700	1.09
indicated	26,550	1.00
inferred	5,800	1.17
waste	81,700

In the open-pit the potentially mine able resources include some 16% of the tonnes, and 18% of the gold ounces, in the inferred category.

22.4. Mine Plan Production Schedule

Mineral resources have been scheduled at a nominal rate of 3,600,000 t per year as shown in Table 22-3. This schedule was developed using the designed pit phases and the Minesight resource model for the different ore zones. Pre-stripping and ore production have been scheduled to commence during construction of the plant and other facilities. Figure 22-1 shows a rendering of the QDD deposits and open pit outline created by Minesight. Waste rock is generally pushed out to waste stockpiles below the pits or utilized in the access systems .

Figure 22.2 Overall Mine Development

Table 22-2 illustrates the mine plan development by area

Table 22-2 Phase Development Schedule
Year/Area	-1	1	2	3	4	5	6	7	8	9	10
QDD 1	A	A	A	A/C
QDD 2			A	A	A	A	A	A	A	A	A/C
Belgrano 1		A	A/C
Belgrano 2						A	A	A	A	A	A/C
Target 11		A/C

A – Active

C - Complete

Year –1 – Preproduction

Development starts in the QDD 1 area where pre-stripping involves drilling, blasting and dozing 22.8 million tonnes towards the west. This material is to be used to construct the access roads that maintain the permanent access through to the pit working areas.

Year 1

Ore production in year one comes from the QDD 1, Belgrano 1 and the Target 11 pit areas. Overall 80% of the ore production comes from the QDD pit area. Target 11 is completed and half of the Belgrano 1 pit is mined. Waste material from QDD 1 continues to be pushed towards the west to continue the access links. Waste material from the Belgrano and Target 11 areas is dozed over the edge of the open area. Ore material from QDD1 is pushed and trammed to a 300 metre ore pass which feeds down to the primary crusher. Ore material from Belgrano and Target 11 has the primary crushing completed under contract. Once the primary crushing is complete, it is hauled to the secondary crush stockpile.

Year 2

Mining continues within the QDD1 area with the pit development. Ore material is to be dozed into the ore pass and waste material is pushed to continue the development of the access roads. The Belgrano phase 1 area is completed in the period. Development of the QDD 2 (final phase) is started and the waste material is dozed to the north over the cliff face. The road access within the pit area is dropped and the road built into the highwall.

Year 3

Mining is completed in the QDD phase 1 area and all equipment moves up the QDD 2 work area. The first ore pass is abandoned and the second one becomes active.

Year 4

Mining continues exclusively in the QDD phase 2 area.

Year 5

Mining starts in the Belgrano phase 2 area, with waste material being pushed off the mountain side and the upper benches developed. Mining continues in the QDD phase 2 area, with waste being pushed to the north and ore through to the ore pass.

Years 6 – 10

Mining continues in the Belgrano Phase 2 and the QDD Phase 2 pit area until they come together in year 10 in the base of the Quebrada.

Table 22-3 Total Production Schedule
PRODUCTION	OPEN PIT – TL		WASTE	STRIP
SUMMARY				RATIO
	KTonnes	Au g/t	kTonnes
Year - 1	3,686	1.05	8,576	2.33
Year - 2	3,550	1.09	8,059	2.21
Year - 3	3,595	0.96	14,083	3.92
Year - 4	3,642	0.99	8,031	2.21
Year - 5	3,638	1.09	3,229	0.89
Year - 6	3,673	1.09	3,195	0.87
Year - 7	3,647	0.97	3,227	0.88
Year - 8	3,685	0.87	3,202	0.87
Year - 9	3,671	0.94	3,442	0.94
Year - 10	3,263	1.30	3,851	1.18
TOTAL	36,050	1.07	58,895	1.63

Figure 22-2 shows a general site plan with the open pit, waste stockpile, processing plant and other site facilities locations.

LEACH AREA 2
ADR PLANT
LEACH AREA 1
DUMP 1 OUTLINE
CAMP
DUMP 2 OUTLINE
EXPLOSIVES
amec
0m
500
1000
1500
2000

Figure 22.2 General Site Layout

22.5. Open Pit Mining Operations

The open pit operations will be carried out by contractor on two 12-hour shifts, seven days per week for 50 working weeks per year. The actual work schedule will have 4 crews working a four day on and four day off schedule with two crews at site at all times. The daily shift change will be a hot change with mine contractors taken by truck to the drills and loading equipment. All equipment will be diesel operated.

The mine contractors will generally be housed in a separate stand-alone camp facility on the south east side of QDD. This will ensure minimal travel time to the work place during shift changes. When working in the Belgrano area the contractors will be accommodated in the main camp.

To blast ore to a size suitable for feeding into the ore pass and first stage crusher, a drill hole pattern of 5.0 m by 7.5 m would be utilized. A drill pattern of 6.0 m by 9.0 m would be used in waste. Hole sizing is estimated at 152 mm diameter and 190 mm diameter holes, for ore and waste, respectively. These pattern sizes have been taken from Orica rule of thumb estimates and AMEC believe that they are reasonable for a preliminary assessment. Active ore mining benches will be 10 m in height with drill holes drilled to 12m in depth (2.0 m of sub-grade). Waste rock benches would be 10 m in height with drill holes drilled 12 m in depth. For the wall control drilling a cost allowance has been made for the buffer and trim rows.

Drill holes will be loaded with ANFO, which would be mixed at the blasting site.

Ore will be moved by dozer or loader to the ore pass.

Other contractor mining equipment would include two Cat D9R or equivalent track dozers for ripping in the open pit and leveling waste dumps. The access roads would be maintained with a grader and water truck. A mine fuel storage tank will be located at the top of the main pit and fuelling of equipment would utilize a gravity fed fuel system, which will feed a mobile dispensing system for equipment anywhere in the open pit. Lube systems will be skid mounted units within the pit. Contractor support equipment would include a service truck, utility loader, mobile crane and boom truck crane.

Small pickup trucks would be used by engineering, geology and management personnel for traveling on the site and between the site and other facilities.

22.5.1. Waste Stockpiles

There will be two main waste stockpiles as shown in Figure 22-3. For the eastern portion of the ore body, the majority of the waste will be pushed to a waste-pile off the northern face of QDD. A certain portion of the waste from the eastern area will be pushed out to the east of the ore body to form a platform for road access to the pit. On the western section of QDD, the waste will be pushed off north of the pit. Mina Belgrano waste is to be pushed out towards the north. Each area is large enough to accommodate the expected waste rock produced by the operation and provide extra capacity in the event of a longer mine life.

Figure 22-3 Waste Dump Locations

Based on the production schedule, the waste stockpiles would hold some 80 million tonnes of waste, including the pre-strip.

Ditching and berms would be placed around the stockpile area to divert surface water away from the stockpile.

22.5.2. Mine Support Facilities

The explosives storage area for the mine would be located 500 m from mining, and other facilities. The magazines would be housed in shipping containers and located so they can be observed by security personnel at all times from a secure building by the mine contractor camp facilities. Berms would be constructed of a nature that would encircle the magazines so as to protect other parts of the operation from an accidental explosives detonation.

The mine would be technically supported by geology and engineering departments. The geology department would be responsible for mapping and interpretation, sampling of production drill holes, grade control and ore reserve calculations. A separate exploration group will undertake exploration work on the property and to develop new mineral resources for potential mining. The engineering department would be responsible for mine planning, open pit design, production scheduling, surveying, geotechnical design, and performance statistics for the open pit area and any other technical requirements that support the operation.

22.6. Manpower

The manpower requirements for the mining operations would total approximately 11 including supervision, engineering and geology staff, but excluding contractors. Table 22-4 shows the proposed mine workforce, staff and salary costs.

Table 22-4 Mine Manpower Requirements
	Quantity	Employee	TOTAL
		Salary	(US$)
Supervisory/Technical Labor
Technical Services Manager	1	61,200	61,200
Operations General Foreman	1	43,500	43,500
Mine Engineer	1	36,000	36,000
Chief Geologist	1	43,500	43,500
Geologist	2	30,200	60,400
Technician / Surveyor	3	14,000	42,000
Mechanical Foreman	2	30,200	60,400
TOTAL MANPOWER & COST	11		347,000

23. METALLURGICAL TEST WORK SUMMARY

The majority of the metallurgical test work completed on Gualcamayo samples has been cyanidation bottle rolls on nominal minus 10 mesh materials. Only two composites have been tested in leach columns to date. The results of the metallurgical testing indicate that oxidation state is the most important factor affecting gold extraction (i.e. higher oxidation results in higher gold extraction). All rock types with oxidation >50% (except for type “55” = skarn) averaged in excess of 80% gold extraction; oxidation <50% materials averaged gold extraction between 40% to 60%. The majority (>95%) of the current resource is oxidized material. Reagent consumption is low to moderate.

In AMEC’s experience, bottle roll test results on 10 mesh materials will generally provide a good estimate of cyanide consumption for long-term leaching of coarser materials (increased surface area offset by longer leach cycle). The 10 mesh bottle roll tests will typically understate the lime consumption and gold extraction incurred by coarser materials in a heap leaching environment, especially for sulfide materials.

23.1. Test Procedures & Gold Extraction

Numerous laboratories (Brewery Creek, Castle Mountain, Resource Development Inc. and Universidad Nacional De San Juan) were used to perform the metallurgical test programs on Gualcamayo samples. Viceroy Resource Corporation, the previous owner of Gualcamayo, owned and operated the Brewery Creek and Castle Mountain facilities at the time of the testing programs. No noticeable difference in results was observed between the different laboratories.

23.1.1. Bottle Roll Testing

Bottle roll cyanidation tests were performed on nominal 1 kg charges of material in sizes ranging from nominally 25 mm down to 80% passing 200 mesh. Most of the charges were selected from individual drill hole intercepts (1-m or 2-m length). The bottles were operated at 40% solids content with the leach solution at an initial NaCN content of 0.25 gpl. The leach time varied between 24 and 96 hours with the majority of the tests conducted for 24 or 48 hours. Analyses (NaCN and gold) performed on filtered solution at the end of leaching were applied to the calculated total moisture content of the test for the metallurgical balance.

AMEC was provided with a spreadsheet of bottle roll test results. AMEC’s review of the spreadsheet uncovered some entry errors (primarily regarding cyanide consumption) that were corrected prior to analysis of results.

The bottle roll test results generally demonstrate minimal impact of size, gold grade and leach time on gold extraction. The largest materials (25 mm) show the most variable gold extraction compared to finer materials of the same type (from same gold extraction to 20 percentage point lower gold extraction). Only a couple percentage point increase in gold extraction was indicated between the 24 and 48 hour test comparisons – most of the tests showed no benefit from increased leaching, however some tests did show up to 10-15 percentage point increases. Gold grade does not appear to have any correlation with gold extraction (refer to Figures 23-1 and 23-2).

Figure 23-1:Gold Grade vs. Gold Extraction for Oxidized Rock Types 31 & 50’s

Figure 23-2: Gold Grade vs. Gold Extraction for Oxidized Rock Types 11 & 40’s

Oxidation state appears to be the major factor impacting gold extraction. Rock type shows a slight impact on gold extraction when oxidation state is accounted for (i.e. 11 and 40s low oxidized shows nominal 55-60% gold extraction while 31 and 50s show nominal 40-45%). Table 23-1 presents the bottle roll results by rock type and Table 23-2 presents the bottle roll results by rock type and oxidation.

Table 23-1:
Bottle Roll Test Results by Rock Type
23.0 Classification	# of	Avg. Au	Avg.	Avg.	Avg.
	Tests	(g/t)	Ext.	NaCN	Oxid.
				(kg/t)
Rock Type 11	40	1.54	78%	0.32	85%
Rock Type 31	12	1.57	56%	0.39	42%
Rock Type “ 40 s”	50	1.16	81%	0.25	86%
Rock Types 51->54	217	1.69	73%	0.27	79%
Rock Type 55	7	6.93	69%	0.68	76%

All Bottle Roll Tests	326	1.70	73%	0.28	79%

Table 23-2:
Bottle Roll Test Results by Rock Type and Oxidation
24.0 Classification	# of	Avg. Au	Avg.	Avg.	Avg.
	Tests	(g/t)	Ext.	NaCN	Oxid.
				(kg/t)
Rock Type 11<50% Oxidation	6	1.90	60%	0.48	2%
Rock Type 11>50% Oxidation	34	1.47	82%	0.29	100%
Rock Type 11	40	1.54	78%	0.32	85%

Rock Type 31<50% Oxidation	8	1.62	43%	0.35	14%
Rock Type 31>50% Oxidation	4	1.47	84%	0.47	100%
Rock Type 31	12	1.57	56%	0.39	42%

Rock Type “40s” <50% Oxidation	8	1.07	55%	0.25	19%
Rock Type “40s” >50% Oxidation	42	1.18	86%	0.24	99%
Rock Type “40s”	50	1.16	81%	0.25	86%

Rock Types 51->54 <50% Oxidation	51	1.68	42%	0.38	18%
Rock Types 51->54 >50% Oxidation	166	1.69	83%	0.23	98%
Rock Types 51->54	217	1.69	73%	0.27	79%

AMEC believes that the current test results indicate that a gold extraction of 80% for all oxidized materials; 60% for rock type 11 and 40s low oxidation; and 45% for rock type

31 and 50s low oxidation is appropriate for preliminary economic assessment. Cyanide consumptions for these three groups should be nominally 0.25 kg/t; 0.30 kg/t and 0.35 kg/t, respectively. Since the majority (>95%) of the mine plan incorporates fully oxidized material, a recovery of 80% is reasonable for this study.

23.1.2. Column Testing

Two different diamond drill core composites were column tested at nominal 80% passing 25 mm and 13 mm sizes (four total column tests). The “Oxide” composite was created from drill hole 99QD-024 intercepts 0-5 m, 11-14 m, and 15-24 m. The “Low Oxide” composite was made from the same drill hole but the intercepts used were 113-137 m. The columns were only operated from mid-June through mid-August 2000 with a 10 day “rest” cycle in mid-July.

The Oxide composite achieved 68% gold extraction for the 25 mm material and 79% gold extraction for the 13 mm material in the columns. The bottle roll results for these samples were 78% and 73%, respectively. The cyanide consumption in the columns was 0.83 kg/t for the 25 mm (0.31 kg/t in the bottle rolls) and 0.60 kg/t for the 13 mm (0.35 kg/t in the bottle rolls) composite. Insufficient alkalinity control was added to both the columns and bottle roll tests, which adversely impacted cyanide consumption. The column tests show a higher consumption due to operating at less than optimal pH for longer periods of time.

The Low Oxide composite achieved 60% gold extraction for the 25 mm material and 61% gold extraction for the 13 mm material in the columns. The bottle roll results for these samples were 53% and 49%, respectively. The cyanide consumption in the columns was 0.98 kg/t for the 25 mm (0.34 kg/t in the bottle rolls) and 1.08 kg/t for the 13 mm (0.34 kg/t in the bottle rolls) composite. Similar to the Oxide testing, insufficient alkalinity control was added to both the columns and bottle roll tests, which adversely impacted cyanide consumption. As expected, the longer leach time in the columns resulted in higher gold extraction for the Low Oxide material.

23.2. Reagent Consumption

A significant portion (45%) of the bottle roll tests does not show the amount of lime added for pH control. In the 190 tests that listed lime addition, the average lime consumption was 1.3 kg/t. Intermediate and ending pH readings in numerous tests were below 10, which indicate insufficient alkalinity control and likely resulted in increased cyanide consumption for those tests. In short term leaching operations, “oxide” and “transitional” ores generally require greater amounts of initial alkalinity control than “sulfide” ores; however, sulfide ores require higher amounts of alkalinity control the longer they are under leach since the sulfides tend to breakdown into acid producing sulfates. Given the relative cost differential between alkalinity control reagents (e.g. lime and cement) and cyanide (multiple of 10 to15), it is unwise to skimp on the amount of alkalinity control initially added to the heap - especially considering the potential negative impact to metal extraction.

Maintaining protective alkalinity within a heap leach is essential to prevent increased losses of cyanide. Lime is widely considered as the “best” alkalinity control reagent since it provides the highest short-term increase in pH value per weight applied (on a cost basis). However, lime is relatively quickly “consumed” by the leach solution and does not provide adequate long-term protection against the slow degradation of sulfides. In situations where sulfides are present and degrading over time, a higher amount of lime is required to be placed in each new lift to provide “excess” alkalinity for the solution traveling through subsequent “leached” lifts.

Cement provides more of a long term buffering effect within a heap but generally does not provide adequate alkalinity control to be solely utilized for pH control (i.e. excessive amounts are required to raise the pH above 10). Cement has also been shown to reduce the cyanide consumption in certain ore types. The reasons for this are not totally understood but it is thought that the cement passivates the sulfides and reduces their chemical reactivity with the cyanide in the leach solution. A mixture of lime and cement for pH control generally addresses the initial pH and long term buffering concerns of a multi-lift leaching operation.

Bottle roll tests are short-term compared to column leach tests. Longer leach periods typically require increased alkalinity control due to the oxidation of materials over time. AMEC would estimate that the Gualcamayo lime consumption estimate should be increased by nominally 0.5 kg/t to account for the initial shortfall and the increased requirement for a longer leach cycle.

Cyanide consumption in the bottle roll tests was low to moderate with average consumptions ranging between 0.2 and 0.5 kg/t. As previously mentioned, cyanide consumption appears to have been adversely impacted by insufficient alkalinity control at various stages within numerous bottle roll tests. It is likely that cyanide consumption in tests with properly controlled alkalinity conditions would be lower by 0.05 to 0.1 kg/t. Decreasing size will typically result in higher cyanide consumption for similar materials, however longer leach times will result in increased cyanide consumption. A weighted average at 2.8 kg/t has been used in the study.

23.3. Test Work Recommendations

A simple size analysis (i.e. what is the split on 20 mesh) on the bottle roll residues should be incorporated as “standard” into future testing as extremely wide ranges on reverse circulation (RC) drill chip material size have been observed in the few instances where measurements were completed. Gualcamayo data indicates the P80 ranges from a low of 340 microns to a high of 1800 microns for the "as-received" RC chips. The simple screen analysis on the residue will allow for some sort of correction to ultimately be applied to the bottle roll results if the size difference is shown to create variance in reagent consumption or gold extraction.

Universidad Nacional De San Juan need to incorporate a better metallurgical balance worksheet for their bottle roll tests.

Additional column leach tests should be performed with better alkalinity control to provide a basis for comparison of bottle roll results to column results.

Future test work should ensure sufficient alkalinity addition to prevent the pH from dropping below 10. Cement addition should be examined to determine if it offers any benefit to the proposed operation.

24. PROCESSING

24.1. Summary

Viceroy have proposed a heap leach operation that will treat ores at a rate of 10,000 t/d (nominal 3.6 Mt/a) for Gualcamayo. Ore will be crushed to a nominal size of 100% passing 25 mm in a two-stage crushing plant operating in closed circuit (Figure 24-1). Crushed ore will be transported by conveyors to the heap leach pad where it will be stacked in 5-m lifts. A combined mechanical availability/utilization of 80% applied for a 24-hour operating day calculates to a plant throughput rate of 521 dry tonnes per hour.

ORE PASS
APRON FEEDER
RECLAIM CONVEYOR
VIBRATING GRIZZLY
PRIMARY JAW CRUSHER
CONVEYOR
SECONDARY SCREEN
PRIMARY SCREEN
SECONDARY CONE CRUSHER
CONVEYOR
LEACH PAD

GUALCAMAYO PROJECT

amec

Figure 24.1 Two Stage Crushing Plant

Ore from the mine will be reclaimed from the ore pass by a variable speed apron feeder that will discharge onto a conveyor feeding a vibrating grizzly ahead of the primary crusher. Grizzly oversize (+150 mm) will feed the primary jaw crusher (C160B or equivalent) operating with a closed side setting (CSS) of 150 mm. All of these facilities will be installed underground. Figures 24-2 and 24.3shows the underground crusher layout.

Grizzly undersize and jaw crusher discharge will be recombined on a conveyor that feeds the primary screen located above ground. The primary screen oversize (+25 mm) will discharge into a surge bin ahead of the secondary crusher (to allow choke feeding of the crusher). Oversize material from the surge bin will be reclaimed by a belt feeder that will feed the secondary cone crusher (HP800 or equivalent) operating with a CSS of 25 mm. The secondary crusher discharge will be directed to the secondary screen. The secondary screen oversize will be conveyed back to the surge bin. Both screen undersize streams will be collected on a common conveyor system that will ultimately feed the heap leach pad. The conveyor stacking system will place the ore in 5-m lifts that will subsequently be irrigated with cyanide solution for gold extraction. Figure 24-4 shows the general materials handling layout.

Ore will be under primary heap leach irrigation for 45 days. Secondary irrigation (i.e. “trickle down” leaching) will occur through subsequent ore lifts. Pregnant leach solution (PLS) from the leach pad will gravity flow to a lined pond. PLS will be pumped from the pond to the process plant. Gold will be recovered from pregnant solution by adsorption onto activated carbon in a carbon-in-column (CIC) circuit. Gold will be removed from loaded carbon in a conventional pressurized Zadra stripping plant and the electrowinned cell sludge will be smelted to doré bars. Barren solution will be recycled back to the heap. Process plant schematic is shown in Figure 24-5.

15' CABLEBOLTS - 5' X 5' PATTERN THIS SIDE
TYPICAL SECTION – CRUSHER STATION
SHOWING GROUND SUPPORT
GRAIN CONTROL (TYP)
¢ CHP & DRFT.
OVERHEAD CRANE
T.O.S. CRANE RAIL
T.O.S. UPPER LEVEL
T.O.C. LOWER LEVEL
2570 CRUSHER STATION
CRUSHER PIT
T.O.C. CRUSHER PIT
SCRAP CAR/BOX
REINFORCED CONCRETE CRUSHER FOUNDATION
¢ DISCHARGE ORE PASS
B SECTION
ORE PASS THROAT
T.O.S. CRANE RAIL/ACCESS PLATFORM
VIBRATORY FEEDER
C SECTION

Figure 24.2 Underground Crusher Station, Typical Section, Part 1

2665 HAULAGE LEVEL
2570 CRUSHER STATION
2500 CRUSHED ORE BIN LOADOUT
RAMP TO 2500 BIN LOADOUT
CRUSHER ROOM SEE DWG 2530 & 2541
TO RAMP
CRUSHED ORE BIN LOADOUT SEE DWG 2570
RAMP TO 2570 CRUSHER STATION
350 TON SURGE BIN
CONVEYOR SECURE
405 TON SURGE BIN
2570 CRUSHER STATION
48" X 60" JAW CRUSHER
250 TON SURGE BIN
RAMP TO 2570 CRUSHER STATION
2500 CRUSHED ORE BIN LOADOUT

SECTION LOOKING NORTHWEST

PARTIAL SECTION LOOKING SOUTHWEST

Figure 24.3 Underground Crusher Station, Typical Section Part 2

GUALCAMAYO PROJECT

Heap Leach Layout

PORTABLE CONVEYOR SYSTEM

DESIGN CRITERIA:

OPERATION : 18 HRS/DAY
HEIGHT PER LIFT : 6M (20'-0")
ULTIMATE HEIGHT : 13 LIFTS, 78 M (255.90')

992 STPH, 80% AVAL.
36" SYSTEM

ADVANCE RATE : 2.637 FT/HR

MOISTURE CONTENT : 8% - 12%
MATERIAL DENSITY : 1.6 MT/CU.M. (100 LBS/CU.FT.)
CRUSH SIZE : - 1/2"

LIST OF EQUIPMENT

CONV. NO.	QTY	EQUIPMENT DESCRIPTION	HP	REMARKS
CV-01	1	36" x 1056' OVERLAND CONVEYOR .91mX322m	400	
CV-02	1	36" x 1111' OVERLAND CONVEYOR .91mX337m	150	
CV-03	1	36" x 3597' OVERLAND CONVEYOR .91mX1096m	500	
CV-04	1	36" x 1406' OVERLAND CONVEYOR .91mX429m	75	
CV-05	10	36" x 125' PORTABLE CONVEYOR .91mX38.1m	40	
CV-06	2	36" x 125' RAMP PORTABLE CONVEYOR .91mX38.1m	60	
CV-07	1	36" x 98' HOR. FEED CONVEYOR .91mX29.8m	60	
CV-08	1	36" x 140' HORIZONTAL CONVEYOR .91mX42.8m	40	
CV-09	1	36" x 120/140' RADIAL STACKER .91mX36.5m/42.8m	75	

PROJECT:
GUALCAMAYO PROJECT
DWG. No: 0497-HL-1
Sheet No: 1 of 1 REV: 0
DESIGN: MB/FC 10/28/04 DRAWN: DB 10/28/04

TERRA NOVA Technologies, Inc.

Figure 24.4 Materials Handling General Layout

LEACH PAD
LOADED CARBON SCREEN
PREGNANT SOLUTION POND
CIP TANKS
BARREN SOLUTION POND
ACID WASH COLUMN
ELUTION COLUMN
ELECTROWINNING
GOLD SLUDGE FILTER
FURNACE
CARBON REACTIVATION KILN
BULLION

LEACHING AND REFINING
GUALCANAYO PROJECT

amec

Figure 24.5 Simplified Process Plant Flowsheet

25. HEAP LEACH FACILITY

The first phase heap leach facility will be located on a gently sloping area approximately 1 km from the mine facility. The gently sloping valley is located between two hills and the nearby Rio Gualcamayo.

The heap leach facility will include a valley leach type pad with in-heap solution storage. A separate events pond will be located below the toe of the pad to contain solution in the event of higher than normal precipitation.

This facility will be designed to hold approximately 7.0 t of material sufficient for the first 2.0 years of mine life.

A second facility will then be prepared which is located in a wide gently sloping valley some 2 km downstream. This area has more than sufficient space to hold the remaining tonnage at the current QDD resource.

All inflow from the catchment area above the pads will be collected and diverted by pipe to the Gualcamayo River.

Diversions and berms around the pads will also minimize inflows of natural runoff to the heap.

A containment dyke will be constructed at the north end of the pad to provide stability for the ore and storage of solution within the pad. The pad will consist of a double lined HDPE section with leak detection where solution will be stored with the balance of the heap constructed with a single liner. The soil under the double lined portion will be amended with bentonite.

Solution collection pipes will be installed on top of the liner to drain pregnant gold bearing solution efficiently to the solution recovery wells and to minimize hydraulic head on the liner dyke system.

From the top down the liner system will comprise the following:

      an ore cushion/drainage layer 500 mm thick with solution collection piping at 5 m spacing;
      an 80 mil HDPE liner system double lined in the solution containment area and single lined above the solution containment area;
      a compacted primary 150 mm layer of soil amended with bentonite below the double liner;

a drain with leak detection piping at 30 m spacing;

The Gualcamayo project leaching system will utilize drip emitters for leach solution application. Leach solution will be applied to the ore at a nominal rate of 12 l/h/m2 for an initial total mass of 2.0 to 2.5 tonnes of solution per tonne of ore. The cyanide concentration of the heap solutions will be approximately 100 to 300 ppm NaCn at a pH of 10 to 11.

Two solution sump structures will be included in the heap leach facility to remove solutions from the in-heap storage area for recycle onto the heap or to the gold processing plant.

The sump structures will be designed as wet wells and will be located adjacent to the confining embankment at the lowest point in the in-heap storage area. The wells will comprise 1000 mm diameter pre-fabricated high density polyethylene manholes. The wells will be slotted and surrounded by plus 100 mm cobbles to allow free flow of solution into each well and maintain an hydraulic balance between individual wells.

Each well will have a 150 mm diameter vertical turbine pump located on a structural steel frame above the well.

The pregnant solution will be pumped from the collection wells via a 150 mm HDPE pipe to the process plant located some 500 m south of the heap area.

26. INFRASTRUCTURE

26.1. Summary

The selected Gualcamayo site is a green field site without any existing infrastructure. The proposed infrastructure will support the mine and plant operation. Camp style accommodation will be provided at site for the mine and plant site personnel, who will be bussed in from Jachal and other nearby locations. The site is located only 8 km from the paved Route 40, which is the main highway from San Juan to La Rioja.

The main infrastructure required for the mine would be:

      Access road from Route 40 to the mine – approximately 8 km
      Site roads
      Camp and catering facilities
      Warehouse and lay down yard
      Office and administration building
      Change house
      Power line from the proposed “Linea Minera” to site – approximately 8 km
      Water supply system
      Landfill site

26.1.1. Access Road

The main Route 40 from Jachal passes within 8 km of the mine site. A main site access road from Route 40 to the property requires construction. Its total length is 8 km requiring construction of the base and final surface. The road surface would be approximately 1 m above grade with ditches on both sides of the road. The road routing and design would ensure that the road would not be washed out by runoff water when heavy rainfalls occur near the mine. The routing would place the road as much as possible on higher ground.

The road would be constructed from the abundant gravel and alluvial material in the area around the road. Material removed in creating the ditches would be used as road base along with coarser gravel. The surface top cover would consist of compacted finer gravel. A typical section is shown in Figure 26-1. This portion of the road would be from Route 40 to the main shop, office, camp and warehouse area. From here a road would be constructed to the Rio Gualcamayo river crossing via a valley known as Puertozuelo Tamberias (see Photo 26.1 and 26.2) . This portion of the road would require some cut and fill.

A 25 meter bridge would then be required to cross the Rio Gualcamayo (Gualcamayo river) diversion channel (Figure 26.2) and the road to the process plant and mine access would be constructed in the alluvials on the west side of alluvial channel in a similar manner to the road from Route 40 to the office complex.

SHOULDER
12'
12'
SHOULDER
2%
2%
SECTION
N
ROAD No. 5 (CUT)

Figure 26.1 Typical Road Cross Section

18 M
EXISTING GROUND
5 M
1
2
d50 - 0.7 M
230 M3/SEC
1:100 YEAR
1 METRE FREEBOARD

Figure 26.2 River Diversion Channel Cross Section

Hwy. 40
Proposed Access Route

Photo 26.1 Proposed Access Route, Part 1

Proposed Access Route (Continued from previous photo)

Photo 26.2 Proposed Access Route, Part 2

26.1.2. Main Gate & Security

A guard house will be situated at the main gate at the end of the first section of road by the office complex and will house the security guards. The guard house will be a prefabricated building. The building will have separate entrance and exit doors. A small washroom with toilet and sink will be provided. Exterior and interior finishing’s will include all the required and necessary plumbing and electrical wiring.

26.1.3. Camp Accommodation & Facilities

All mine processing plant and support services personnel would be accommodated and provided with meals on site. The plant, technical and support services personnel would be housed in a camp to be constructed by the main office complex site. The proposed camp would provide accommodations, catering, dining and recreational facilities. A total of 70 people would be accommodated during the operating period. A stand-alone satellite camp will be provided by the mining contractor for his personnel in order to save travel time to and from the pit operations.

During the construction phase, the peak personnel complement will be accommodated using additional space at the existing exploration camp and double occupancy of rooms at the main camp.

26.1.4. Mine Support Services Site

The support services facilities would be located in proximity to the processing plant complex and open pit operation. The support services site would include the maintenance shop; mine services office building and warehouse/lay down yard.

The maintenance shop would be responsible for maintaining all plant equipment and light vehicles. The shop building would consist of 2 service bays, offices, lunchroom and storage areas for tools and parts. The main maintenance area will be serviced with an overhead crane (10-t). An outdoor wash bay would be located next to the building. The building would be prefabricated from steel structural framing and metal cladding, with concrete floors.

Offices would be provided for the mechanical and electrical supervisors and a lunchroom for employees to eat meals in. A small shelved warehouse will store critical spare parts for process equipment and light vehicles. The outside wash bay would clean equipment before entering the service bays and all contaminated water would be collected in a sump and treated as required.

26.1.5. Plant Workshop

The plant workshop facilities will be located in the plant building. These maintenance facilities will include a welding area, electrical and instrumentation shop, basic machine tool area and a general repair area.

26.1.6. Mine Services Building

The mine services building will be located by the current exploration office and would provide office and work space for the mine supervision, geology, engineering and other mine support staff.

The building would have a central open area, with partitioned office space, for engineering and geology personnel. This open area would have individual offices surrounding it for senior mine management, engineering, geology, mine supervision and other support personnel, as well as a lunchroom, conference room and washrooms. A network room would house the mine’s computer LAN and telephone communications systems. This building would be a prefabricated structure with steel structural framing and metal cladding. Tiled flooring on a concrete slab would constitute the flooring.

Work areas would be equipped with desks, filing cabinets, bookcases, computers and telephones. A separate area for photocopier, fax machine, printers and plotter would be provided as well.

The construction of the building will include a concrete slab foundation, and typical construction materials for the area (exterior wall siding or finishing, standard roofing materials). All interior finishing’s will be included; the quality of these finishing’s will be appropriate for the duty. Appropriate ventilation, electrical wiring, and plumbing for fresh/potable water feed and for waste water draining for the washroom facilities and medical room, will also be included.

A packaged sewage treatment plant will be installed separate from the building and located to collect drainage from sewer lines. Treated effluent will flow to a tile drain system.

26.1.7. Warehouse/Lay down Yard

The warehouse facility would be approximately 400 square meters in area and 10 meters high to accommodate pallet shelving storage of materials and parts as well as a lockup area for supplies, and office space for purchasing and warehousing personnel. A lay down for large material and equipment which could be stored outdoors would be provided next to the warehouse building and a cold storage building to house large materials equipment which require cover. The warehouse building would be a prefabricated structure with steel structural framing and metal cladding with concrete floors.

Storage for diesel fuel will comprise two main tanks of 20 m3 each and a fuel pump equipped with a computer record system, located near the vehicle repair shop. A smaller day tank will be installed to supply fuel to the plant users and the gold furnace.

26.1.8. Laboratory

The laboratory includes ventilation and air conditioning for the fire assay preparation room, the wet chemical laboratory, the balance room and the office.

The laboratory will be designed to handle all samples from the plant and mine. Production samples from the plant will amount to a approximately of some 60 samples per day. These will be analyzed for gold by using fire assay. A similar number of production liquid samples will be analyzed for gold each day using a solvent extraction/atomic adsorption (AA) method. Bullion will also be assayed as required using fire assay, up to a maximum of 10 assays a week.

26.1.9. Electrical Power Supply

The mining/processing/support complex at Gualcamayo will require approximately 2.2 to 2.6 megawatts (MW) of power. The mine will require a limited amount of power, as all the mining equipment will be diesel powered. Furthermore, since the major conveying systems are all downhill they will actually generate power which will feed back to the service grid.

It has been assumed, for the purposes of this study that power will be drawn from the new “Linea Minera” which is proposed to go alongside the Gualcamayo site by Route 40. A spur line will be taken from this new high tension line to a small substation located by the main office complex. From here a 133 kv line will run to the process plant and mine/crusher sites where individual transformers will be located. A separate line will be taken to a step down transformer for the shop, office, warehouse and campsite facilities.

26.1.10. Water Supply

Service and potable water for the operation would be supplied from year round water spring/wells located in the vicinity of the plant. The specific location of the wells is as yet to be decided, an initial hydrological investigation indicated ample sources of water in the area.

26.1.11. Waste Disposal

Sewage generated at the mine site would be treated in septic tank and filtration bed systems with one at each facility. Sewage would be collected in septic tanks and overflow water sent to a filtration bed for treatment and release.

All non-toxic garbage for the operation would be placed in a small sanitary landfill site located near the process plant area. The garbage would be placed in layers and each layer covered with a layer of sand/gravel/soil. A berm would be placed around the site and runoff water collected and treated, as required.

26.1.12. Telecommunications

A satellite fed telecommunication system will be installed for the mining operation, comprising PBX switchboard and distribution to individual handsets and to several fax machines.

27. GENERAL SERVICES AND ADMINISTRATION

The general services and administration components would be associated with surface facilities and personnel not included under the mining, processing or maintenance groups. General services and administration would comprise of four groups: administration, procurement, human resources and security.

27.1. Administration

Administration comprises senior and general management, accounting and environmental functions. As well as direct salaries and fringe benefits for personnel, other components include employee relocation, travel allowances for business away from the property, insurance (property, business interruption and political risk), permits and licenses, mining rights fees, professional fees and operating surface vehicles for the personnel.

Transportation of employees from local communities to the mine site and back on a daily basis is assumed to be contracted out and has been included as a line item in the costs.

Accounting functions would include payroll, accounts payable and receivable processing, expenditures budgeting and forecasting and other corporate cost accounting for the entire operation, and reporting to head office.

Information technology comprises all components associated with operating and maintaining the telephone, computer network, internet, fax and radio systems for the mine site. Allowances for local and overseas telephone services and internet charges are also included.

Environmental costs include monitoring of the mine’s environmental performance and reclamation work. Also included in this cost centre is a sinking fund per tonne of ore moved as an accrual for reclamation and mine closure.

27.2. Procurement

Procurement encompasses all functions associated with on and off site procurement of materials and supplies; warehousing and inventorying; transportation from point of origin to site and other associated support services. Freight costs for items required by the mine, processing plant and maintenance departments are included in those department’s costs. The main cost components comprise wage and warehouse supplies. Salaries and fringe benefits for staff and warehouse supplies such as personal protective gear (gloves, etc.) and small equipment (pallet lifters, forklifts, etc.), parts for operating the warehousing, purchasing and logistics groups are included. Surface support includes unloading and loading of trailers and shipping containers, movement of materials on site and maintenance of the warehousing and associated facilities.

27.3. Human Resources

Human resources functions include items such as payroll, benefits, personnel and industrial relations, health and safety, training and community relations. Health and safety provides for salaries, fringe benefits and supplies for the services of on-site first aid personnel, and all first aid supplies and vehicles required by them.

Community relations costs will provide funds to aid in supporting local community efforts and facilities.

27.4. Security

Security costs include all personnel and supplies. Security surveillance equipment would be provided at the plant and main entrance.

27.5. Manpower

The general services and administration manpower requirements are presented in Table 27-1. It is estimated that these would be staff located at the mine site.

Table 27-1 General Services And Administration Manpower And Costs
Position	Quantity	Employee	Total
		Cost	Cost
			(US$)
General Manager	1	213,000	213,000
Executive Assistant	1	30,000	30,000
Administration Manager	1	52,000	52,000
Personnel Coordinator	1	36,000	36,000
Senior Accountant	1	44,000	44,000
Accountant	1	30,000	30,000
Payroll Clerk	1	11,000	11,000
Purchasing/Logistics Coordinator	1	30,000	30,000
Buyer/Warehouseman	1	19,000	19,000
Health and Safety Officer	1	19,000	19,000
First Aid Attendant	4	11,000	44,000
Security Superintendent	1	44,000	44,000
Security Attendants	12	8,000	98,000
Environmental Coordinator	1	36,000	36,000
Environmental Technician	2	14,000	28,000
TOTAL MANPOWER & COST	30		734,000

28. CAPITAL EXPENDITURES

28.1. Summary

The capital cost estimate for the design, procurement and construction of the 10,000 tonnes per day heap leach project was developed based upon the mining, process and ancillary facilities previously defined.

Table 28.1 summarizes the estimated capital cost for the project including direct and indirect costs associated with the initial and on-going construction. A detailed breakdown is included in Appendix A.

Table 28-1 Summary Of Capital Costs
Item	Pre-Production		Total
	Direct	Indirect	US$
Mining	10,452		10,452
Crushing and Conveying	9,755		9,755
Heap Leach Facility	7,911		7,.911
Process Plant	3,200		3,200
Infrastructure	4,663		4,663
Owners Costs		4,290	4,290
EPCM		3,800	3,800
TemporaryConstruction		1,530	1,530
Facilities and Equipment
Construction Camp and		200	200
Catering
QA/QC and Survey		50	50
Commissioning and Startup		100	100
Spare Parts and First Fills		450	450
Contingency		9,299	9,299
Total	35,981	19,719	55,700

In addition to the initial capital there will be a requirement for on-going capital to replace capital equipment and expand the heap-leach facility. This has been estimated at $14.4 million.

From the time a decision is made to proceed to construction until plant start-up, the owners will incur costs which are not included in other categories. These owner’s costs include the head office manpower, permitting costs, travel, project management, legal and consulting fees, insurance and local taxes. These costs are included in the capital costs.

The capital cost is considered to be order of magnitude and accurate to within +/- 35% at the summary level. All costs are in fourth quarter, 2004 US dollars.

28.2. Basis of Estimate

The capital cost for the Gualcamayo project is estimated to be USD $55.7 million and is based on the scope of work described elsewhere in this report. The estimate is considered to be order of magnitude with a probable range of accuracy of not better than +/- 35%. All costs are stated in 4th quarter 2004 U.S. dollars with no allowance for escalation beyond that time. Costs were developed in U.S. or Canadian dollars using an exchange rate of USD$1.00 = CAD$1.25.

Costs included in this estimate allow for the complete design, supply, construction and commissioning of the equipment, materials and structures necessary to complete the mining, crushing, ore handling and leaching facilities.

Direct costs are derived from in-house information, preliminary vendor information and information supplied by Viceroy Exploration Limited.

Open pit preproduction costs were supplied by Viceroy based on preliminary quotations from contract miners. Underground development costs were based on in house data. Crushing costs were based on preliminary data provided by Metso based on 2 stage crushing. Ore handling and pad stacking conveying costs were provided by a conveyor vendor specializing in such systems. Leach pad costs were developed based on a preliminary size and design and the ADR plant was based on a similar recent study. All other direct costs are allowances or factors.

Indirect costs have been allowed as follows:

      An allowance of 15% of direct costs not including mining preproduction, underground development or conveying systems ( a turn key quote) has been included for the design, procurement, construction management and start up and commissioning of the project.
      An allowance of 5% of direct costs has been included for construction facilities and services. Contractor indirect costs have been included in the direct costs.
      An allowance of $450,000 has been included for spare parts.
      Freight cost has been included with the items. No federal, state or local taxes or duties have been included.
      Owner’s costs were developed and provided by Viceroy.
      A contingency of 20% of all costs has been included to cover items within the project scope which are unforeseen at this time and for errors and omissions in the cost estimate. The contingency is not intended to cover changes in the project scope or escalation.

Assumptions

The following assumptions have been made in the preparation of this estimate:

      All equipment supply and installation subcontracts will be competitively tendered on a lump sum basis.
      Site work will be continuous and will not be constrained by the Owner.
      Skilled tradespersons, supervision and contractors will be readily available.

      An allowance of $20.00 per man day has been included for construction subsistence.
      Fresh water in sufficient quantity and of acceptable quality is available within 3 km of the site.
      Sufficient electrical power exists within 5 km of the site.
      Mining will be performed by a contractor.

Exclusions

The following costs have not been included in this estimate:

      The cost of this or any future studies of any kind including geotechnical, hydrogeological, environmental, socio-economic, and metallurgical or any work necessary to advance the project such as exploration drilling or feasibility studies.
      Building, environmental or other permits.
      The costs of rights, royalties and licensing fees.
       Sustaining and closure capital costs.
       Land acquisition costs.
      Legal costs.
      All taxes and duties of any kind.
      Working capital.
      Financing costs including interest during construction.
      Escalation beyond 4th quarter, 2004.

28.3. Project Sustaining Capital

Sustaining and equipment rebuild and replacement costs have been estimated for the mine life The costs also include ongoing heap leach construction and expansion. The total sustaining capital requirement would be approximately US$14.4 million.

29. OPERATING COSTS

29.1. Summary

Direct operating costs for the 10,000 t/d base cost are estimated to average approximately US$3.52/t ore mined over the life of the mine. On a year-to-year basis, operating costs are expected to range between US$3.28 and US$4.07 /t ore milled. The average life-of-mine estimated on-site unit costs for individual operations are presented in Table 29.1. Full details are included in Appendix B.

Table 29-1 Summary Of Life-Of-Mine Unit Operating Costs
US$ / t Ore Milled
Mining	1.14
Processing	1.55
General & Administration	0.62
Environmental	0.27
Power Supply	0.12
Total	3.71

The life-of-mine average cost of producing gold is estimated at US$133 per payable ounce. This includes refining costs.

Table 29-2 presents the average ore and waste mining costs breakdown on a per tonne basis. The open-pit ore and waste mining costs per tonne of ore would be US$ 0.43per tonne mined and $1.12 per tonne of ore produced .The salaries for all mine personnel have been included in the mining costs for ore and waste.

Table 29-2 Ore And Waste Mining Costs Per Tonne (Us$)
Cost Component	Ore
Supervisory/Technical Labor	0.09
Contractor	1.02
Camp Allowance and Supplies	0.03
TOTAL COST	1.14

29.2. Processing Costs

The processing costs include:

      Power costs
      Reagents and consumables costs
      Labor costs
      Operating and maintenance supplies

The total estimated life-of-mine processing unit costs are summarized in Table 29-3

Table 29-3 Estimated Unit Processing Costs
	US$/t	Percent
	Milled
Labor	0.36	23
Reagents / consumables	0.46	39
Operating and maintenance	0.73	48
supplies
Total	1.55

The estimated average process unit operating cost is US$1.55 per tonne processed.

29.3. Reagents and Consumables

A total of 23% of the process operating cost is due to the cost of reagents and consumables. The costs of consumables are based on the estimated consumption rate, and the estimated unit costs. Unit costs for the supply of consumables are based on typical mining industry prices for Argentina.

Table 29-4 shows the consumptions and costs for the process consumables.

Table 29-4 Average Process Reagent And Consumables Costs
	Unit cost	Consumption	Total cost	Unit cost
Reagents and Consumables	(US $/)	(kg/t ore)	(kUS$/y)	(US$/t)
Crusher wear components	2,500	0.0001 kg/t	970,000	0.27
Cyanide	1.05	0.26	983,000	0.27
Lime	0.07	2.00	468,000	0.13
Antiscalant	0.48	7 ppm/m3 sol	15,000
Carbon	1.60	0.0049 kg/m3	36,000	0.01
		sol
Flux (average mix)	0.1	0.05	18,000	0.01
Propane	0.35	4.00	140,000	0.04
Total mill reagents and			2,630,000
consumables

The most significant cost items are sodium cyanide and crushing media.

29.4. Labor Costs

Labor accounts for approximately 23% of the processing costs. The manpower and salary data (including burdens) are shown in Table 29-5.

Table 29-5 Process Labor Costs
	Number of	Annual cost	Total
	employees	per person	cost
			(US$/y)
Position
Operations
Process Manager	1	162,000	162,000
Chief metallurgist	1	44,000	44,000
Shift supervisors	4	30,000	121,000
Clerks	1	11,000	11,000
Crusher operators	8	19,000	149,000
ADR operators	4	19,000	74,000
Heap leach operators	10	11,000	110,000
Refiners	1	14,000	14,000
Labourers	12	11,000	132,000
Maintenance
Electrical/instrumentation	2	23,000	46,000
Surface Support	2	11,000	22,000
Mechanics	6	23,000	139,000
Assay laboratory
Chief assayer	1	19,000	19,000
Sample preparation	12	8,000	98,000
Assayers	4	14,000	56,000
Met. Technician	1	19,000	19,000
Equipment Operators	8	11,000	88,000
Total labor	78		1,302,000

Note: Costs are rounded from detailed spreadsheets

The labor rates are based on typical local salaries and burdens for the Argentina area

29.5. Basis of Estimate

Consumables costs are based on quotes and prices provided by suppliers or, where not available, from prices paid by other operations in Argentina and neighboring countries. The cost of power included in the operating costs is based on current Argentine power supply costs.

Labor costs for the operating period are based on the manpower schedules presented for each department and the associated labor costs (based on the rates for each category of employee). The costs include a fringe benefit component of 46%.

Administration operating costs also include costs and taxes for maintaining the property in good standing, paying land taxes, and resource usage fees (water, etc.). Also included is a $0.20 cost per tonne for the mine reclamation and closure.

29.6. Manpower

The workforce for the Gualcamayo Gold project has been estimated at 119 employees. The majority of this workforce would be comprised of local people or people from other areas of Argentina. The general manager will likely be an Ex-Pat with operations experience in South America and Argentina if possible. A summary of the yearly operational workforce for a conventional processing plant option is shown in Table 29.6, as the departmental workforce listings have already been presented in each appropriate chapter.

The operation will be managed by a Senior Management team led by the general manager. The other senior management will be:

      Technical Services Manager
      Process Manager

      Operations General Foreman
      Administration Manager
      Senior Geologist
      Environmental Coordinator

All supervision, employees and contractors report to or through these positions.

Table 29-6 Manpower Summary
Department	Manpower
Mining	11
Processing	78
G & A (incl. Environmental)	30
Total Manpower	119

29.6.1. General and Administrative Costs

The general services and administration operating costs comprise all costs associated with operating the offices and providing materials and supplies for the staff functions. The total yearly operating costs are estimated to be approximately US$2,228,000. The yearly operating costs are presented in Table 29-7. The general service and administration operating costs equates to US$0.62 per tonne of ore processed.

Table 29-7 General Services And Administration Operating Costs
Item	Cost
US$ / Year
Wages	668,000
Camp Accommodation	197,000
Road & Yards	50,000
Building Maintenance	30,000
Light Vehicles	342,000
Insurance	350,000
Safety Supplies	71,000
Employee Transportation	125,000
Office Supplies	25,000
Consulting	150,000
Miscellaneous	220,000
TOTAL G&A COSTS	2,228,000

30. ENVIRONMENTAL MANAGEMENT AND PERMITTING

The specific requirements regarding permits for mining operations in Argentina (province of San Juan) are presented in Table 30-1.

Table 30-1
Permits
Permit	Approved by	Type of report	Time Estimate
required
Water Rights	Dpto. Prof. de Aguas	SEIA study	60 days
Electricity		Feasibility Study	60 days
Communications
Waste Water		SEIA study	45 days
Explosives		Feasibility Study
Fuels
Environment	CODEMA	SEIA study	60 days
Roads		SEIA study, Feasibility
study
Land Rights
Housing and
Services
Municipal Taxes
Mining Validity
Fees
Mining Health		Feasibility Study
and Safety
Beneficiation
Concession
Mining		SEIA study	60 days

31. PROJECT SCHEDULE

It is recommended that the project proceed to the next phases of Feasibility Study, based on the results of on-going exploration drilling, additional environmental and permitting work, metallurgical test work, geotechnical and hydro geological assessment and refinement of the estimates for capital and operating cost.

The schedule, which Viceroy plans to follow, showing the implementation of the Gualcamayo Gold project, is included at the end of this section. The schedule reflects the work required from the completion of this Preliminary Assessment Study, through definitive feasibility study, engineering, construction and finally to the commissioning of the project. The schedule assumes that there is a seamless advancement of the project between the various phases of the project evolution. It is recognized that this is a very aggressive schedule and will require diligent progress and co-ordination of parties involved, including Argentine Government personnel not under the control of Viceroy.

The project milestones include the following:

      Commence the Pre-Feasibility study immediately following the completion of the Preliminary Assessment Study in January 2005.
      Complete additional on-going metallurgical test work from December 2005 to June 2005.
      Complete in-fill drilling in July 2005.
      Complete the definitive Feasibility study in November 2005.
      Undertake the engineering contractor selection process prior to the finalization of the feasibility study.
      Begin the detailed engineering, procurement and contracts administration in late 2005, following the completion of the feasibility study, prior to receipt of SEIA approval.
      SEIA approval in late 2005.
      Award purchase orders for long lead delivery items in late 2005

      Mobilize for construction in 2006, following SEIA approval and receipt of permits.
      Complete detailed engineering in mid-2006.
      Commence mine pre-production in mid-2006.
      Complete construction in late 2006, early 2007.
      Complete commissioning of the processing facility in late 2006.

31.1. Basis of Project Schedule

Following the acceptance of the definitive feasibility study, the schedule reflects a standard EPCM methodology where the detailed engineering is completed and issued to tender the qualified contractors for competitive bidding.

31.2. SEIA and Permits

The schedule is based on the requirement that no construction work can commence on site prior to the approval of the SEIA and receipt of applicable permits. Any delay in the receipt of the permits may have a significant impact on the schedule.

31.3. Engineering

The engineering, procurement and contracts administration is scheduled to begin immediately following the completion of the feasibility study. In order to achieve the project schedule, the engineering must be started in late 2005, to allow tendering and contract award preparation on receipt of the permits.

A brief period at the start of engineering has been allowed to optimize the feasibility study design concepts.

31.4. Procurement and Contracts Administration

The schedule assumes that all process equipment is purchased new and that the longest lead item (probably the primary crusher) will take 10 months from issuance of purchase order to delivery on-site.

The construction contract packaging plan will follow a typical breakdown including the following:

       Commence adit and ore pass construction
      Civil works, including plant-site grading, roads and site services.
      Pre-strip of eastern QDD.
      Concrete supply and installation.
      Mechanical/structural supply and installation.
      Electrical/instrumentation supply and installation.

Contract documents will be assembled and issued to qualified contractors during the engineering phase to allow selection of the preferred contractor. The schedule reflects contracts only being issued following receipt of the permits in late 2005.

31.5. Construction

The early bidding and selection of contractors will allow mobilization of the civil and structural concrete contractors on site as soon as practical following receipt of the SEIA approval and applicable permits.

Commissioning of the process facilities will include all pre-operational testing, check out and acceptance, equipment run in and load testing in accordance with the manufacturer’s requirement.

31.6. Gantt Chart

The Gantt chart showing all scheduled activities is presented in Figure 31.1.

ID	Name	Start	Finish
1	Perform Additional Metallurgical Test Work	Dec 01 '04	Jun 30 '05
2	Perform In-Fill Drilling	Nov 29 '04	Jul 31 '05
3	Completion of Preliminary Assessment Study	Jan 01 '05	Jan 01 '05
4	Feasibility Study	Apr 03 '05	Oct 31 '05
5	Complete Definitive Feasibility Study	Nov 01 '05	Nov 01 '05
6	Selection of Contractors	Nov 01 '05	Nov 01 '05
7	Permitting	Apr 01 '05	Dec 31 '05
8	Detailed Engineering	Aug 03 '05	Jun 30 '06
9	Complete Detailed Engineering	Jun 30 '06	Jun 30 '06
10	Receipt of SEIA Approval	Dec 23 '05	Dec 23 '05
11	Award Purchase Orders for Long Lead Delivery Items	Dec 23 '05	Dec 23 '05
12	Procurement	Nov 01 '05	Nov 30 '06
13	Construction & Pre-Stripping	Apr 05 '06	Jun 29 '07
14	Commence Mine Pre-Production	Jul 03 '06	Jul 03 '06
15	Complete Mine Construction	Jun 29 '07	Jun 29 '07
16	Complete Commissioning of Processing Facility	Jul 19 '07	Jul 19 '07
17	Production	Jul 20 '07	Jul 18 '08

2005
2006
2007
2008
Q2
Q3
Q4
Q1
Jan 01 '05
Nov 01 '05
Nov 01 '05
Jun 30 '06
Dec 23 '05
Dec 23 '05
Jul 03 '06
Jun 29 '07
Jul 19 '07

Task | Progress | Summary | External Tasks | Deadline
Split | Milestone | Project Summary | External Milestone

Viceroy Gualcamayo Gold Preliminary Assess Study Schedule.mpp
Fri 01/07/05

GUALCAMAYO GOLD PROJECT
Viceroy Exploration Ltd.
Overall Master Scoping Schedule

amec

Figure 31.1 Project Development Schedule

32. FINANCIAL ANALYSIS

32.1. Method of Evaluation

The overall economic potential of the Gualcamayo Gold project for QDD deposit alone, has been evaluated using conventional discounted cash flow techniques. This procedure has been used for the purpose of estimating the financial returns expected to accrue from the exploitation of the QDD property.

Discounted cash flow analysis requires that reasoned estimates be prepared of all the individual elements of cash revenue and cash expenditure, which will be associated with the initial development and construction of the project, as well as with ongoing operation up to the end of the projected life. The relevant estimates of production and cost, used to compute estimates of future annual cash flow, have been discussed within the preceding chapters of this report. Estimate of revenue and taxation are summarized below. The detailed financial model is included in Appendix C.

The mine life is approximately 10 years for the processing plant option at the processing rate of 3,600,000 t/y. Capital expenditures as shown in the capital section have been scheduled to be incurred over a one year period which is reflected in the discounted cash flow calculations.

Revenue is based on gold dore produced at the mine and shipped to a refiner with payment based on 99.9% of gold produced. Shipping and security to the refiner is included in the cash flows. Costs for final metal sales and shipping are included in the deduction the refiner makes.

Metal prices used are US$400/oz for gold.

The cash flows include sustaining capital of US$14.4 million over the project life, and a provision of US$7.2 million for final closure.

The discounted cash flow analysis is expressed in constant US dollars of fourth quarter 2004 value. Argentinean currency is converted to US dollars at the following rate: 2.9 AP = 1US$.

32.2. Taxes and Royalties

Corporate taxes of 35% on the project profits have been included. Accelerated capital expenditure write-down is provided for different classes of assets under Argentinean taxation law. As a simplifying assumption, it is assumed in the estimates of cash flow that all capital expenditures are recovered before income tax is paid.

Viceroy has reported to AMEC that it will have tax losses available to carry forward to the project. However, this amount has not been used in the income tax calculation used in the estimates of cash flow.

IVA payments and recoveries during the project life cycle have not been considered in the estimates of cash flow as they are subject to refund.

On balance, these approximations are considered appropriate for a “Preliminary Assessment Study”. A 4% royalty on revenues, comprising a 3% NSR Government royalty and a 1% NSR to IMA Exploration has been included in the estimates of cash flow. It is recommended that during the next phases of Feasibility Study greater details of the tax regime be sought and included in a more precise tax calculation in the estimates of cash flow.

32.3. Financial Returns

The Preliminary Assessment portion of this report has a level of accuracy of +/- 35%. A field visit, in August 2004 to the project was carried out for the Preliminary Assessment study by Mark Pearson, P.Eng., Qualified Person for AMEC. This Preliminary

Assessment Study includes the use of Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Therefore, there is no certainty that the results predicted by this Technical Report and the Preliminary Assessment will be realized. This Technical Report and the Preliminary Assessment also speculate on the impact of exploration success on the project economics. This speculation is intended to provide Viceroy with direction for future exploration only.

The potential future cash flows for the QDD project are estimated at a gold price of US$400 per ounce. Total gold produced during the mine life is 962,000 ounces from the heap leach. The cash flows exclude any element or impact of financing arrangements. All exploration and acquisition costs incurred prior to the production decision are also excluded from the cash flow analysis. The after tax IRR at $400/oz gold price is 32.3% .

The project investment and returns would provide an IRR ranging from 24.5% to 37.8% at metal prices 10% below and 10% above the base case values. million, at a gold price of US$400/oz. The general sensitivities to a 10% change in metal prices, metal recoveries, capex and operating costs are shown in Table 32.1 below.

TABLE 32.1 PROJECT SENSITIVITIES
	-10%	Base	10%
Recovery	25.42%	32.31%	36.53%
Au Price	24.47%	32.31%	37.79%
Capital	35.42%	32.31%	27.52%
Operating	33.48%	32.31%	28.70%

33. INTERPRETATION AND CONCLUSIONS

Viceroy has acquired a project with a significant potential, the QDD deposit and two additional promising gold discoveries at Amelia Ines and Magdalena, and several other known gold- or gold-silver-mineralized showings scattered over several square kilometers, including Salamanca, 8km to the north. QDD is a low sulphidation low grade distal disseminated deposit with widths of up to 250 m. The deposit is located on an extremely rugged ridge with a plunge following the slope of the ridge.

Geosim had previously estimated a mineral resource for the prospect and this was reported by Viceroy in July 2003. Geosim has now updated its mineral resource estimate. This update shows a significant growth of the mineral resource and the upgrading of much of the mineral resource to the measured and indicated category as a result of the drilling work completed by Viceroy.

The large land position at Gualcamayo, the Amelia Ines and Magdalena deposits and the several gold showings, including Salamanca, indicate that Gualcamayo is a prospective land holding. It is AMEC’s opinion that further exploration work, as well as definition work on the several known gold zones, is warranted.

The Preliminary Assessment Study demonstrates that the project has the potential to be economically viable and should proceed to the next phases of feasibility study.

34. RECOMMENDATIONS

34.1. Summary

AMEC makes the following specific recommendations for future work at Gualcamayo:

      Some of the mineral resources used in this study are still in the inferred category. Viceroy should complete further infill drilling so as to upgrade this resource, if possible, to the measured and indicated categories. Specific areas for this drilling would be throughout most of the west side of QDD and the portions of the zone not yet drilled to the face of the cliffs. Furthermore, the known calcite veins should be drilled to determine whether they have any significant potential.
      Drilling should also be continued at the Amelia Ines and Magdalena deposits to determine the size and grade of those areas. Metallurgical testwork should also be completed at these zones to determine recoveries and methods for recovery.
  Based on the above, it could then be determined whether these zones be included in pre-feasibility and feasibility studies.
      Additional metallurgical test work, as detailed in Section 23, and including work to confirm initially indicated lower recoveries from bottle roll testing which showed slightly lower pH should be completed.
      Detailed geotechnical studies, for pit slopes, underground opening, and dump locations.
      Further site studies are recommended in order to confirm that the heap leach area is suitable for the proposed pads.
      Detailed hydrological study to determine whether there is sufficient water in the area for continual operating needs.
      Commence EIS and Community Relations programs.
      Once the process plant and infrastructure have been justified and built at a project, efforts should be directed to identifying additional ore sources as feed material.

The estimated costs for this work has been determined in conjunction with Geosim and are shown in Table 34.1. The following is a description of this work.

34.2. Cost Estimate Description, Gualcamayo Project

34.2.1. General

The following proposed expenditures are to proceed to is for a bankable feasibility study on the Gualcamayo project. Costs are based on the identified scope of work and total CDN$11.5 million. These costs include a 10% contingency. The costs were estimated on the basis of the current understanding of the project and the recommended scope of work. The expenditure estimate is believed to have an accuracy of ±35%. The following describes the major assumptions used in preparing the program expenditures.

34.2.2. Project Management and Administration

We have assumed that the project will be managed by a multi-disciplined group from Viceroy’s Vancouver office with assistance from other contractors as required. Viceroy have also already established and staffed an Argentinean project office in San Juan. The current field office at site will organize and oversee site activity. All legal and some translation services will be outsourced.

34.2.3. Geology and Mineral Reserves

The proposed drilling program is designed to delineate the main ore bodies QDD, Amelia Ines and Magdalena and to characterize the principle properties of each area for process development. Both core drilling and reverse circulation drilling will be employed. At the main QDD deposit drilling configuration and drillhole density is relatively straight forward based on the results and interpretation from previous programs. Drilling at Magdalena and Amelia Ines will be phased to upgrade inferred resources to Indicated and complete ongoing geological modeling and interpretation. Subsequent programs will then be planned to upgrade resources to measured and indicated.

A ground magnetometer survey will be carried out to assist structural and contact definitions at all three deposits.

The estimated cost for drilling, might be reduced after the coordinates of the existing pits have been determined and their reported assay values confirmed.

The estimated drilling costs are based on an all encompassing contract with unit rates including the delivery of core samples to the selected assay laboratory. The rates are based on the current costs that Viceroy are incurring at Gualcamayo and include mobilization and demobilization, water supply, camp, environmental controls and monitoring, and all other related costs. Access to some drill sites from the ends of existing roads will be relatively easy while road construction will be required in other areas. We have assumed that Viceroy will administer all land access and pay associated fees. An allowance has been made to construct some access roads to the deposits to allow drilling and other works. All samples will be assayed in Argentina (including internal check assay) and some quality control assaying performed in other qualified labs. An allowance has been made for such an on-going quality assurance/quality control program. Sample preparation will be carried out at the selected laboratory. All surplus sample material will be stored at a previously constructed storage facility at site.

The mineral resource/reserve estimate will be carried out by independent qualified consultants.

34.2.4. Metallurgy and Process Selection

The metallurgists will work closely with the geologists in defining the lithology of the deposits and in preparation of composite samples for testing. The scope of this work includes completion of a minimum of 15 leach column tests.

On going bottle roll testwork will be completed on composites from the core diameter drilling and reverse circulation drilling. Testwork for the Amelia Ines and Magdalena deposits will commence with bottle roll work, followed by bench scale amenability work on the sulphide ores. Ongoing testwork will then be developed following analysis of this work.

34.2.5. Environmental

Viceroy has completed some baseline data for the project. However, it has been assumed that this will have to be compiled by an Argentinean environmental consultant group under the guidance and review of an internationally recognized group. The site baseline measuring equipment has been installed and staff have been trained to record the data and take the necessary samples. The work will include all baseline elements of a typical environmental impact assessment and the consultants will prepare all environmental submissions required to progress the project through the permitting stages in San Juan Province.

34.2.6. Project Lands and Infrastructure

Provision is made for this section for a series of studies to identify and quantify all the necessary infrastructure for developing and operating the mine. It is assumed that the studies would be completed by local and international firms. Budgeting provision has also been made to acquire some land if appropriate. As topographic maps in parts of the project area are of poor quality, provision is made to carry out aster satellite imagery and detailed topographic mapping. Aerial photography to 1:20000 and 1:10000 scale have already been flown. Allowances are made in the estimate for plant site investigations and geotechnical testing.

34.2.7. Evaluations

The project budget includes a pre-feasibility study and subject to positive results, a bankable feasibility study. It is assumed that both the pre-feasibility study and the bankable feasibility study would be awarded to a major engineering firm.

34.2.8. Manpower

The personnel of the project management team in Vancouver will consist of six to seven professionals with the personnel in the offices at San Juan site estimated at six. During the peak drilling campaign the field office facility will require a staff of 25. Payroll burdens for Canadians are estimated at 30% with the Argentina burden at 46%. Costs associated with consultants/advisors are estimated at US$650/day.

34.2.9. Capital Expenditures

Viceroy has already established a camp, offices and core storage facilites. A small allowance is provided to purchase the additional equipment and materials, such as computers and software, to manage and support drill program, complete the environmental baseline work, as well as for vehicles to transport personnel. The additional transportation requirements are estimated at two, 4-wheel drive vehicles and one all terrain vehicle.

35. CERTIFICATES OF AUTHORS

CERTIFICATE OF AUTHOR

W. B. (Rusty) Craft, MAusIMM
2001 W. Camelback Road, Suite 300
Phoenix, Arizona, USA 85015
Tel 602 343-2427; Fax 602 343-2498
rusty.craft@amec.com

I, W. B. (Rusty) Craft, MAusIMM, am a Senior Metallurgist for AMEC E&C Services Inc. a division of AMEC Americas Limited located at 2001 W. Camelback Road, Suite 300, Phoenix, Arizona, USA and have been so since September 1989.

I graduated from the New Mexico Institute of Mining and Technology with a Bachelor of Science degree in Metallurgy in 1981. I am a member of the Australian Institute of Mining and Metallurgy (AusIMM; membership number 221109).

Since 1981 I have continually been involved with precious and base metals or industrial mineral projects in the United States, Canada, Chile, Peru, Uruguay, Ecuador, Colombia, Australia, Dominican Republic, Niger, South Africa, Bosnia and Indonesia.

I was responsible for Sections 23 and 24 of the Technical Report. I have not visited the Gualcamayo site.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report, which is not reflected in this report, the omission to disclose which would make this report misleading.

I am independent of Viceroy Exploration Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101. I have no prior involvement with the Property that is the subject of this report. I have read National Instrument 43-101 and Form 43-101FI, and this report has been prepared in compliance with that instrument and form.

Dated at Phoenix, Arizona, this 11th day of January 2005.

Signature on File

W.B. (Rusty) Craft, MAusIMM

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604 664 3471
Fax +1 604 664 3057
www.amec.com

1

CERTIFICATE OF AUTHOR

I, RONALD G. SIMPSON, P.Geo, do hereby certify that:

1.	I am a Consulting Geologist with an office at 1975 Stephens St. Vancouver, British Columbia.

2.	I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975.

3.
I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada.

4.	I have practiced my profession continuously since 1975.

5.
I have read the definition of “qualified person” set out in National instrument 43 101 (“NI 43 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 101.

6.
This report is based on a study of the technical data and literature available on the Gualcamayo Project. I am responsible for Sections 4 to 18 of this report. A period of 5 days was spent on site from August 21-25, 2004.

7.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43 101.

9.	I have read National Instrument 43 101 and Form 43 101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED at Vancouver, British Columbia, this 11 day of January 2005.

________________________________________
Ronald G. Simpson, P.Geo.

APPENDIX A – Detailed Capital Costs

AMEC
111 Dunsmuir Street - Suite 400
Vancouver B.C. Canada V6B 5W3
Tel(604)664-3300 Fax(604)664-3301

amec

VICEROY EXPLORATION LTD.

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Sorted By: 4th Level of Area
Estimated by RGP
F:\1 Mining Estimating General\146004
Project Number: 146004
Currency: USD 4Q2004

Description	Total Direct Hr	Total/Direct Lab Cost	Total Mat Cost	Total Sub Cost	Total Other Cost	Total Cost
1100 PREPRODUCTION OPEN PIT MINING	0	0	0	6,506,000	0	6,506,000
1200 SURFACE/SUPPORT EQUIPMENT	0	0	0	0	0	0
1400 ORE RAISE	0	0	0	1,998,000	0	1,998,000
1500 CRUSHER POCKET AND CONVEYOR DRIFT	0	0	0	1,425,000	0	1,425,000
1600 UNDERGROUND VENTILATION	0	0	0	250,000	0	250,000
1700 UNDERGROUND UTILITIES	0	0	0	273,000	0	273,000
2100 PRIMARY CRUSHING	0	0	0	9,000,000	0	9,000,000
2200 CONVEYOR TO SURFACE	0	0	0	755,000	0	755,000
2300 SECONDARY CRUSHING	0	0	0	0	0	0
2400 LEACH PAD FEED CONVEYING	0	0	0	5,411,000	0	5,411,000
3100 LEACH PAD	0	0	0	2,500,000	0	2,500,000
3200 SOLUTION PIPING AND PUMPING	0	0	0	500,000	0	500,000
3300 GOLD RECOVERY PLANT	0	0	0	2,700,000	0	2,700,000
4100 GENERAL SITE DEVELOPMENT & ON SITE ROADS	0	0	0	300,000	0	300,000
4200 ACCESS ROADS	0	0	0	350,000	0	350,000
4300 SITE DRAINAGE	0	0	0	580,000	0	580,000
4400 YARD LIGHTING	0	0	0	100,000	0	100,000
5110 POWER GENERATION OR SUPPLY	0	0	0	200,000	0	200,000
5120 POWER DISTRIBUTION	0	0	0	1,500,000	0	1,500,000
5200 FUEL SUPPLY, STORAGE & DISTRIBUTION	0	0	0	50,000	0	50,000
5300 FRESH WATER SUPPLY AND DISTRIBUTION	0	0	0	510,000	0	510,000

Page 1 of 2 Print Date: 01-06-2005 Time: 15:18:26

amec

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Project Number: 146004
Currency: USD 4Q2004

Description	Total Direct Hr	TotalDirect Lab Cost	Total Mat Cost	Total Sub Cost	Total Other Cost	Total Cost
5700 PLANTWIDE CONTROL SYSTEMS	0	0	0	100,000	0	100,000
5800 COMMUNICATIONS	0	0	0	100,000	0	100,000
6100 WAREHOUSE AND MAINTENANCE	0	0	0	56,000	0	56,000
6200 ADMINISTRATION BUILDING	0	0	0	246,000	0	246,000
6400 COLD STORAGE BUILDING	0	0	0	12,000	0	12,000
6500 UTILITY BUILDING	0	0	0	210,000	0	210,000
6600 PLANT MOBILE & UTILITY EQUIPMENT	0	0	0	350,000	0	350,000
8000 OWNER'S COSTS	0	0	0	0	4,290,000	4,290,000
9100 EPCM	0	0	0	0	3,800,000	3,800,000
9200 VENDOR REPS	0	0	0	0	60,000	60,000
9300 TEMPORARY CONSTRUCTION FACILITIES AND EQUIPMENT	0	0	0	0	1,538,000	1,538,000
9400 CONSTRUCTION CAMP AND CATERING	0	0	0	0	200,000	200,000
9500 QA/QC AND SURVEY	0	0	0	0	60,000	60,000
9600 COMMISSIONING AND STARTUP	0	0	0	0	50,000	50,000
9700 SPARE PARTS AND FIRST FILLS	0	0	0	0	450,000	450,000
9800 FREIGHT, DUTIES AND TAXES	0	0	0	0	0	0
9900 CONTINGENCY	0	0	0	0	9,298,000	9,298,000
TOTAL PROJECT COST	**0**	**0**	**0**	**35,981,000**	**19,719,000**	**55,700,000**

Page 2 of 2

Print Date: 01-06-2005 Time: 16:18:26

AMEC
111 Dunsmuir Street - Suite 400
Vancouver B.C. Canada V6B 5W3
Tel(604)664-3300 Fax(604)664-3301

amec

VICEROY EXPLORATION LTD.

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Sorted By:
4th Area / 1st Commodity / Detail
Estimated by RGP
File Mining Estimating General146004

Project Number: 146004
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
AREA 1100 PREPRODUCTION OPEN PIT MINING											
COMM 00 MINING											
Preproduction development by contract miner	1 ls	0	0	0	0.00	0	6,506,000.00	6,506,000	0.00	0	6,506,000
Subtotal 00 MINING			**0**	**0**		**0**		**6,506,000**		**0**	**6,506,000**
AREA 1100 PREPRODUCTION OPEN PIT MINING			**0**	**0**		**0**		**6,506,000**		**0**	**6,506,000**
AREA 1200 SURFACE/SUPPORT EQUIPMENT											
COMM 00 MINING											
Surface and support equipment by contract miner	1 info	0	0	0	0.00	0	0.00	0	0.00	0	0
Subtotal 00 MINING			**0**	**0**		**0**		**0**		**0**	**0**
AREA 1200 SURFACE/SUPPORT EQUIPMENT			**0**	**0**		**0**		**0**		**0**	**0**
AREA 1400 ORE RAISE											
COMM 00 MINING											
Ore raise	1 ls	0	0	0	0.00	0	1,998,000.00	1,998,000	0.00	0	1,998,000

(The last lines on this page are in area: 1400)
Page 1 of 15
Print Date: 01-06-2005 Time: 15:19:16

amec

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Project Number: 146904
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
Subtotal 00 MINING			0	0		0		1,998,000		0	1,998,000
AREA 1400 ORE RAISE			0	0		0		1,998,000		0	1,998,000
AREA 1500 CRUSHER POCKET AND CONVEYOR DRIFT											
COMM 00 MINING											
Crusher pocket and conveyor drift	1 ls	#	0	0	0.00	0	1,425,000.00	1,425,000	0.00	0	1,425,000
Subtotal 00 MINING			0	0		0		1,425,000		0	1,425,000
AREA 1500 CRUSHER POCKET AND CONVEYOR DRIFT			0	0		0		1,425,000		0	1,425,000
AREA 1600 UNDERGROUND VENTILATION											
COMM 00 MINING											
Ventilation 8,000 cfm	1 ls	#	0	0	0.00	0	250,000.00	250,000	0.00	0	250,000
Subtotal 00 MINING			0	0		0		250,000		0	250,000
AREA 1600 UNDERGROUND VENTILATION			0	0		0		250,000		0	250,000
AREA 1700 UNDERGROUND UTILITIES											

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Page 2 of 15

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amec

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Project Number: 146004
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
COMM 90 MINING											
Air supply	700 m	0	0	0	0.00	0	30.00	21,000	0.00	0	21,000
Water supply	700 m	0	0	0	0.00	0	60.00	42,000	0.00	0	42,000
Power and communications supply	700 m	0	0	0	0.00	0	300.00	210,000	0.00	0	210,000
Subtotal 90 MINING			0	0		0		273,000		0	273,000
AREA 1700 UNDERGROUND UTILITIES			**0**	**0**		**0**		**273,000**		**0**	**273,000**
AREA 2100 PRIMARY CRUSHING											
COMM 50 MECHANICAL											
Primary crushing includes primary and secondary crushing - Metso turn key price	1 ls	0	0	0	0.00	0	9,000,000.00	9,000,000	0.00	0	9,000,000
Subtotal 50 MECHANICAL			0	0		0		9,000,000		0	9,000,000
AREA 2100 PRIMARY CRUSHING			**0**	**0**		**0**		**9,000,000**		**0**	**9,000,000**
AREA 2200 CONVEYOR TO SURFACE											
COMM 50 MECHANICAL											
Conveyor to surface 36" x 2,116 feet	1 ls	0	0	0	0.00	0	755,000.00	755,000	0.00	0	755,000
Subtotal 50 MECHANICAL			0	0		0		755,000		0	755,000

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Page 3 of 16

Print Date: 01-06-2005 Time: 15:18:16

amec
GUALCAMAYO PROJECT
DRAFT SCOPING STUDY
Project Number: 148004
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mtr	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
AREA 2208 CONVEYOR TO SURFACE			**0**	**0**		**0**		**755,000**		**0**	**755,000**
AREA 2308 SECONDARY CRUSHING											
COMM 50 MECHANICAL											
Secondary crushing incl in primary crushing quote	1 info	0	0	0	0.00	0	0.00	0	0.00	0	0
Subtotal 50 MECHANICAL			**0**	**0**		**0**		**0**		**0**	**0**
AREA 2308 SECONDARY CRUSHING			**0**	**0**		**0**		**0**		**0**	**0**
AREA 2408 LEACH PAD FEED CONVEYING											
COMM 50 MECHANICAL											
Leach pad feed conveyors	1 ls	0	0	0	0.00	0	5,411,000.00	5,411,000	0.00	0	5,411,000
Subtotal 50 MECHANICAL			**0**	**0**		**0**		**5,411,000**		**0**	**5,411,000**
AREA 2408 LEACH PAD FEED CONVEYING			**0**	**0**		**0**		**5,411,000**		**0**	**5,411,000**
AREA 3108 LEACH PAD											
COMM 10 CIVIL											
Leach pad incl clearing, grubbing, bentonite liner, sprinkler piping, underpied collection piping	1 ls	0	0	0	0.00	0	2,590,000.00	2,590,000	0.00	0	2,590,000

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Page 4 of 16
Print Date: 01-06-2005 Time: 15:19:16

amec

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Project Number: 146004
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
Subtotal 10 CIVIL			0	0		0		2,500,000		0	2,500,000
AREA 3100 LEACH PAD			0	0		0		2,500,000		0	2,500,000
AREA 3200 SOLUTION PIPING AND PUMPING											
COMM 50 MECHANICAL											
Solution pumping and piping	1 ls	#	0	0	0.00	0	500,000.00	500,000	0.00	0	500,000
Subtotal 50 MECHANICAL			0	0		0		500,000		0	500,000
AREA 3200 SOLUTION PIPING AND PUMPING			0	0		0		500,000		0	500,000
AREA 3300 GOLD RECOVERY PLANT											
COMM 10 CIVIL											
Modular ADR plant incl lab	1 ls	#	0	0	0.00	0	2,700,000.00	2,700,000	0.00	0	2,700,000
Subtotal 10 CIVIL			0	0		0		2,700,000		0	2,700,000
AREA 3300 GOLD RECOVERY PLANT			0	0		0		2,700,000		0	2,700,000
AREA 4100 GENERAL SITE DEVELOPMENT & ON SITE ROADS											

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amec
GUALCAMAYO PROJECT
DRAFT SCOPING STUDY
Project Number: 148054
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
COMM 10 CIVIL											
Upgrade existing roads and site prep	1 ls	0	0	0	0.00	0	300,000.00	300,000	0.00	0	300,000
Subtotal 10 CIVIL			0	0		0		300,000		0	300,000
AREA 4100 GENERAL SITE DEVELOPMENT & ON SITE ROADS			0	0		0		300,000		0	300,000
AREA 4200 ACCESS ROADS											
COMM 10 CIVIL											
Upgrade access road	1 ls	0	0	0	0.00	0	350,000.00	350,000	0.00	0	350,000
Subtotal 10 CIVIL			0	0		0		350,000		0	350,000
AREA 4200 ACCESS ROADS			0	0		0		350,000		0	350,000
AREA 4300 SITE DRAINAGE											
COMM 10 CIVIL											
Site drainage	1 ls	0	0	0	0.00	0	580,000.00	580,000	0.00	0	580,000
Subtotal 10 CIVIL			0	0		0		580,000		0	580,000

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Page 6 of 15
Print Date: 01-06-2005 Time: 15:18:16

amec

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Project Number: 146094
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
AREA 4300 SITE DRAINAGE			0	0		0		580,000		0	580,000
AREA 4400 YARD LIGHTING											
COMM 70 ELECTRICAL											
Site lighting	1 ls	#	0	0	0.00	0	100,000.00	100,000	0.00	0	100,000
Subtotal 70 ELECTRICAL			0	0		0		100,000		0	100,000
AREA 4400 YARD LIGHTING			0	0		0		100,000		0	100,000
AREA 5110 POWER GENERATION OR SUPPLY											
COMM 70 ELECTRICAL											
Power supply line assume 33 kV	5 km	#	0	0	0.00	0	40,000.00	200,000	0.00	0	200,000
Subtotal 70 ELECTRICAL			0	0		0		200,000		0	200,000
AREA 5110 POWER GENERATION OR SUPPLY			0	0		0		200,000		0	200,000
AREA 5120 POWER DISTRIBUTION											
COMM 70 ELECTRICAL											
Main substation	1 ls	#	0	0	0.00	0	1,000,000.00	1,000,000	0.00	0	1,000,000

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amec

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Project Number: 146004
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
On site power distribution	1 ls	[illegible]	0	0	0.00	0	500,000.00	500,000	0.00	0	500,000
Subtotal 70 ELECTRICAL			0	0		0		1,500,000		0	1,500,000
AREA 5120 POWER DISTRIBUTION			**0**	**0**		**0**		**1,500,000**		**0**	**1,500,000**

AREA 5200 FUEL SUPPLY, STORAGE & DISTRIBUTION

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
COMM 50 MECHANICAL											
Light vehicle fuel storage and dispensing	1 ls	[illegible]	0	0	0.00	0	50,000.00	50,000	0.00	0	50,000
Subtotal 50 MECHANICAL			0	0		0		50,000		0	50,000
AREA 5200 FUEL SUPPLY, STORAGE & DISTRIBUTION			**0**	**0**		**0**		**50,000**		**0**	**50,000**

AREA 5300 FRESH WATER SUPPLY AND DISTRIBUTION

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
COMM 50 MECHANICAL											
Fresh water wells and pumps	1 ls	[illegible]	0	0	0.00	0	200,000.00	200,000	0.00	0	200,000
On site fire/process water tank and potable water tank	1 ls	[illegible]	0	0	0.00	0	80,000.00	80,000	0.00	0	80,000
Subtotal 50 MECHANICAL			0	0		0		280,000		0	280,000
COMM 60 PIPING											
Water supply pipeline 3 km	1 ls	[illegible]	0	0	0.00	0	180,000.00	180,000	0.00	0	180,000
On site water distribution	1 ls	[illegible]	0	0	0.00	0	50,000.00	50,000	0.00	0	50,000

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amec

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Project Number: 146004
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mtr	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
Subtotal 60 PIPING			0	0		0		230,000		0	230,000
AREA 5300 FRESH WATER SUPPLY AND DISTRIBUTION			**0**	**0**		**0**		**510,000**		**0**	**510,000**
AREA 5700 PLANTWIDE CONTROL SYSTEMS											
COMM 80 INSTRUMENTATION AND CONTROLS											
PLC based plant wide control system	1 ls	0	0	0	0.00	0	100,000.00	100,000	0.00	0	100,000
Subtotal 80 INSTRUMENTATION AND CONTROLS			0	0		0		100,000		0	100,000
AREA 5700 PLANTWIDE CONTROL SYSTEMS			**0**	**0**		**0**		**100,000**		**0**	**100,000**
AREA 5800 COMMUNICATIONS											
COMM 80 INSTRUMENTATION AND CONTROLS											
Satellite based communications system incl voice and data	1 ls	0	0	0	0.00	0	100,000.00	100,000	0.00	0	100,000
Subtotal 80 INSTRUMENTATION AND CONTROLS			0	0		0		100,000		0	100,000
AREA 5800 COMMUNICATIONS			**0**	**0**		**0**		**100,000**		**0**	**100,000**
AREA 6100 WAREHOUSE AND MAINTENANCE											

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Page 9 of 15

Print Date: 01-06-2005 Time: 15:19:16

amec
GUALCAMAYO PROJECT
DRAFT SCOPING STUDY
Project Number: 148094
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
COMM 40 ARCHITECTURAL											
Warehouse and maintenance	1 ls	#	0	0	0.00	0	56,000.00	56,000	0.00	0	56,000
Subtotal 40 ARCHITECTURAL			0	0		0		56,000		0	56,000
AREA 6100 WAREHOUSE AND MAINTENANCE			0	0		0		56,000		0	56,000
AREA 6200 ADMINISTRATION BUILDING											
COMM 40 ARCHITECTURAL											
Administration building	1 ls	#	0	0	0.00	0	145,000.00	145,000	0.00	0	145,000
Furniture, computers, software	1 ls	#	0	0	0.00	0	100,000.00	100,000	0.00	0	100,000
Subtotal 40 ARCHITECTURAL			0	0		0		245,000		0	245,000
AREA 6200 ADMINISTRATION BUILDING			0	0		0		245,000		0	245,000
AREA 6400 COLD STORAGE BUILDING											
COMM 40 ARCHITECTURAL											
Used containers	1 ls	#	0	0	0.00	0	12,000.00	12,000	0.00	0	12,000
Subtotal 40 ARCHITECTURAL			0	0		0		12,000		0	12,000

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Page 11 of 15
Print Date: 01-06-2005 Time: 15:19:16

amec
GUALCAMAYO PROJECT
DRAFT SCOPING STUDY
Project Number: 146004
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
AREA 6400 COLD STORAGE BUILDING			**0**	**0**		**0**		**12,000**		**0**	**12,000**
AREA 6500 UTILITY BUILDING											
COMM 40 ARCHITECTURAL											
Camp - 60 man incl sewage treatment and potable water	1 ls	0	0	0	0.00	0	210,000.00	210,000	0.00	0	210,000
Subtotal 40 ARCHITECTURAL			**0**	**0**		**0**		**210,000**		**0**	**210,000**
AREA 6500 UTILITY BUILDING			**0**	**0**		**0**		**210,000**		**0**	**210,000**
AREA 6600 PLANT MOBILE & UTILITY EQUIPMENT											
COMM 50 MECHANICAL											
Plant mobile and utility equipment	1 ls	0	0	0	0.00	0	350,000.00	350,000	0.00	0	350,000
Subtotal 50 MECHANICAL			**0**	**0**		**0**		**350,000**		**0**	**350,000**
AREA 6600 PLANT MOBILE & UTILITY EQUIPMENT			**0**	**0**		**0**		**350,000**		**0**	**350,000**
AREA 8900 OWNER'S COSTS											
COMM 90 INDIRECTS											
Owner's costs	1 ls	0	0	0	0.00	0	0.00	0	4,290,000.00	4,290,000	4,290,000

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Page 11 of 15
Print Date: 01-06-2005 Time: 15:19:16

amec

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Project Number: 146094
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
Subtotal 90 INDIRECTS			0	0		0		0		4,290,000	4,290,000
AREA 8008 OWNER'S COSTS			**0**	**0**		**0**		**0**		**4,290,000**	**4,290,000**
AREA 9108 EPCM											
COMM 90 INDIRECTS											
EPCM 15% of direct costs excluding mining preproduction, underground development, conveying systems	1 ls	0	0	0	0.00	0	0.00	0	3,800,000.00	3,800,000	3,800,000
Subtotal 90 INDIRECTS			0	0		0		0		3,800,000	3,800,000
AREA 9108 EPCM			**0**	**0**		**0**		**0**		**3,800,000**	**3,800,000**
AREA 9208 VENDOR REPS											
COMM 90 INDIRECTS											
Vendor reps during construction and start up	1 ls	0	0	0	0.00	0	0.00	0	50,000.00	50,000	50,000
Subtotal 90 INDIRECTS			0	0		0		0		50,000	50,000
AREA 9208 VENDOR REPS			**0**	**0**		**0**		**0**		**50,000**	**50,000**

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amec

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Project Number: 146064
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
AREA 9300 TEMPORARY CONSTRUCTION FACILITIES AND EQUIPMENT											
COMM 90 INDIRECTS											
Construction temporary facilities and services 5% of direct costs excluding mining preproduction and underground development	1 ls	4	0	0	0.00	0	0.00	0	1,530,000.00	1,530,000	1,530,000
Subtotal 90 INDIRECTS			0	0		0		0		1,530,000	1,530,000
AREA 9300 TEMPORARY CONSTRUCTION FACILITIES AND EQUIPMENT			0	0		0		0		1,530,000	1,530,000
AREA 9400 CONSTRUCTION CAMP AND CATERING											
COMM 90 INDIRECTS											
Construction accomodation and catering	10000 md	4	0	0	0.00	0	0.00	0	20.00	200,000	200,000
Subtotal 90 INDIRECTS			0	0		0		0		200,000	200,000
AREA 9400 CONSTRUCTION CAMP AND CATERING			0	0		0		0		200,000	200,000
AREA 9500 QA/QC AND SURVEY											
COMM 90 INDIRECTS											
QA/QC and survey	1 ls	4	0	0	0.00	0	0.00	0	50,000.00	50,000	50,000
Subtotal 90 INDIRECTS			0	0		0		0		50,000	50,000

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amec

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Project Number: 146094
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
AREA 9500 QA/QC AND SURVEY			0	0		0		0		50,000	50,000
AREA 9600 COMMISSIONING AND STARTUP											
COMM 90 INDIRECTS											
Start up and commissioning incl engineers and contractors forces and start up spares	1 ls	0	0	0	0.00	0	0.00	0	50,000.00	50,000	50,000
Subtotal 90 INDIRECTS			0	0		0		0		50,000	50,000
AREA 9600 COMMISSIONING AND STARTUP			0	0		0		0		50,000	50,000
AREA 9700 SPARE PARTS AND FIRST FILLS											
COMM 90 INDIRECTS											
Spare parts crushers	1 ls	0	0	0	0.00	0	0.00	0	400,000.00	400,000	400,000
Spare parts other mechanical	1 ls	0	0	0	0.00	0	0.00	0	50,000.00	50,000	50,000
Subtotal 90 INDIRECTS			0	0		0		0		450,000	450,000
AREA 9700 SPARE PARTS AND FIRST FILLS			0	0		0		0		450,000	450,000
AREA 9800 FREIGHT, DUTIES AND TAXES											
COMM 90 INDIRECTS											

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Page 14 of 15

Print Date: 01-06-2005 Time: 15:19:16

amec

GUALCAMAYO PROJECT
DRAFT SCOPING STUDY

Project Number: 146094
Currency: USD 4Q2004

Description	Qty Unit	Unit Direct Hr	Total Direct Hr	Total Direct Lab Cost	Unit Mat	Total Mat Cost	Unit Sub	Total Sub Cost	Unit Other	Total Other Cost	Total Cost
Freight included in items	1 ls	4	0	0	0.00	0	0.00	0	0.00	0	0
Taxes and duties not included	1 ls	4	0	0	0.00	0	0.00	0	0.00	0	0
Subtotal 90 INDIRECTS			0	0		0		0		0	0
AREA 9800 FREIGHT, DUTIES AND TAXES			0	0		0		0		0	0
AREA 9900 CONTINGENCY											
COMM 90 INDIRECTS											
Contingency 20% of all costs	1 ls	4	0	0	0.00	0	0.00	0	9,299,000.00	9,299,000	9,299,000
Subtotal 90 INDIRECTS			0	0		0		0		9,299,000	9,299,000
AREA 9900 CONTINGENCY			0	0		0		0		9,299,000	9,299,000
TOTAL PROJECT COST			0	0		0		35,981,000		19,719,000	55,700,000

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Page 15 of 15

Print Date: 01-06-2005 Time: 15:19:16

APPENDIX B – Detailed Operating Costs

DETAILED OPERATING COSTS 1" CRUSHED HEAP LEACH OPTION 10,000 TPD BASE CASE

Annual Ore Tonnage Case	3,600,000	mtpy

	Annual
Cost Detail	Total	$/tonne

Process
Supervision & Operating	$1,302,566	$0.36
Maintenance Labor	$0	$0.00
Reagents	$1,664,269	$0.46
Water Supply	$250,000	$0.07
Light Vehicles-in G&A Costs		$0.00
ADR Maintenance Supplies	$160,842	$0.04
Crusher Op/Maint Supplies-liners+10% for
misc.	$1,237,500	$0.34
Misc. Operating Supplies-Conveyors etc.	$400,000	$0.11
Metallurgical Testing	$75,000	$0.02
Assay Laboratory	$486,460	$0.14

Subtotal $/tonne ore	$5,576,637	$1.55

Mining
Contract Mining Direct	$3,672,000	$1.02
Technical Services Salaries	$306,709	$0.09
Operating & Maintenance Labor	$103,892	$0.03
Drilling
Blasting
Load, Haul		$0.00
Light Vehicles (incl in G & A)		$0.00
Miscellaneous Maintenance Supplies		$0.00
Miscellaneous Operating Supplies		$0.00

Subtotal $/tonne ore	$4,370,601	$1.21

Continued from previous page
G&A
Administration Salaries	$ 668,114	$ 0.19
Camp Accommodations ($9/manday)	$ 197,100	$ 0.05
Roads and Yards	$ 50,000	$ 0.01
Building Maintenance	$ 30,000	$ 0.01
Light Vehicles	$ 342,000	$ 0.10
Insurance	$ 350,000	$ 0.10
Safety Supplies (3% Labor Costs)	$ 71,438	$ 0.02
Employee Transportation	$ 125,000	$ 0.03
Office Supplies	$ 25,000	$ 0.01
Consulting	$ 150,000	$ 0.04
Corporate Overhead		$ 0.00
Miscellaneous	$ 220,000	$ 0.06

Subtotal $/tonne
ore	$ 2,228,652	$ 0.62

Environmental
Environmental Salaries-incl in Tech Services		$ 0.00
Reclamation Accrual	$ 720,000	$ 0.20
Light Vehicles (Incl in G &A)		$ 0.00
Sampling/Compliance	$ 250,000	$ 0.07

Subtotal $/tonne ore	$ 970,000	$ 0.27

Power Supply

Subtotal $/tonne ore	$ 445,558	$ 0.12

Total Annual Operating Costs $/tonne
ore	$ 13,591,448	$ 3.78

PROCESS CONSUMABLES

Annual Tonnage
Case	3600000.0000	mtpy

Consumption

					Duty		Annual
Category	Rate	Unit	Consumption		%	Unit $	$US	$/tonne

Reagents
Cyanide	0.2600	kg/tonne	936,000	kg	0	$1.05	$982,800	$0.27
Lime	2.0000	kg/tonne	7,200,000	kg	0	$0.07	$468,000	$0.13
Acid	0.0055	lit/m3 sol	19,800	kg	0	$0.20	$3,960	$0.00
Propane	4.0000	lit/ounce	400,000	kg	0	$0.35	$140,000	$0.04
Refinery Fluxes	0.1000	kg/ounce	360,000	kg	0	$0.05	$18,000	$0.01
		kg/m3
Carbon	0.0049	sol	22,535	kg	0	$1.60	$36,056	$0.01
Antiscalant	7.0000	ppm/m3 sol	32,193	kg	0	$0.48	$15,453	$0.00

Total							$1,664,269	$0.46

MANPOWER SUMMARY

POSITION	Number Required	Expat Ann Base US $	Base Pay Category (	Monthly Base peso	% Burden	Annual Total peso	Annual Total US $	Annual Total Cdn $
ADMINISTRATION								
General Manager	1	$125,000		0	70%	0	$212,500	$291,096
Executive Assistant	1	$0	7	5,200	45%	90,542	$30,181	$41,344
Administrative Manager	1	$0	10	9,000	45%	156,708	$52,236	$71,556
Personnel Coordinator	1	$0	8	6,200	45%	107,954	$35,985	$49,294
Senior Accountant	1	$0	9	7,500	45%	130,590	$43,530	$59,630
Accountant	1	$0	7	5,200	45%	90,542	$30,181	$41,344
Payroll Clerk	1	$0	3	1,900	45%	33,083	$11,028	$15,106
Purchasing/Logistics Coordinator	1	$0	7	5,200	45%	90,542	$30,181	$41,344
Buyer/Warehouseman	1	$0	5	3,200	45%	55,718	$18,573	$25,442
Health & Safety Coordinator	1	$0	5	3,200	45%	55,718	$18,573	$25,442
First Aid Attendant	4	$0	3	1,900	45%	33,083	$44,110	$60,425
Security Supervisor	1		9	7,500	45%	130,590	$43,530	$59,630
Security Attendant	12	$0	2	1,400	45%	24,377	$97,507	$133,572
Total Administration	27						$666,114	$722,023
MINING								
Mine Manager	0			#N/A	70%	#N/A	$0	$0
Operations General Foreman	1	$0	9	7,500	45%	130,590	$43,530	$59,630
Operations Foreman	0	$0	7	5,200	45%	90,542	$0	$0
Equipment Trainer	0	$0	6	4,000	45%	69,648	$0	$0
Drillers	0	$0	3	1,900	45%	33,083	$0	$0
Blaster	0	$0	4	2,400	45%	41,789	$0	$0
Shovel/Loader Operator	0	$0	6	4,000	45%	69,648	$0	$0
Truck Drivers	0	$0	2	1,400	45%	24,377	$0	$0
Equipment Operators	0	$0	3	1,900	45%	33,083	$0	$0
Subtotal Mining Operations	1						$43,530	$59,630
Maintenance General Foreman	0	$0	9	7,500	45%	130,590	$0	$0
Maintenance Foreman	0	$0	7	5,200	45%	90,542	$0	$0
Maintenance Planner	0	$0	5	3,200	45%	55,718	$0	$0
Master Mechanics/Foreman	2	$0	7	5,200	45%	90,542	$60,362	$82,687
Mechanics	0	$0	5	3,200	45%	55,718	$0	$0
Lube Serviceman	0	$0	2	1,400	45%	24,377	$0	$0
Subtotal Mining Maintenance	2						$60,362	$82,687
Total Mining	3						$103,892	$142,317
TECHNICAL SERVICES								
Technical Services Manager	1	$0	10	9,000	70%	183,600	$61,200	$83,836
Senior Mining Engineer	0	$0	9	7,500	45%	130,590	$0	$0
Senior Geologist	1	$0	9	7,500	45%	130,590	$43,530	$59,630
Mine Engineer	1	$0	8	6,200	45%	107,954	$35,985	$49,294
Geologist	2	$0	7	5,200	45%	90,542	$60,362	$82,687
Pit Technician	0	$0	4	2,400	45%	41,789	$0	$0
Survey/Mine Technician	3	$0	4	2,400	45%	41,789	$41,789	$57,245
Subtotal Mine Technical Services	8						$242,865	$332,692
Environmental Coordinator	1	$0	8	6,200	45%	107,954	$35,985	$49,294
Environmental Technician	2	$0	4	2,400	45%	41,789	$27,859	$38,163
Subtotal Environmental	3						$63,844	$87,458
Total Technical Services	11	$0					$306,709	$420,150

ELECTRICAL POWER COSTS

	Installed	Average kW
Category	Horsepower	Drawn
CRUSHING, ORE STORAGE &
RECLAIM	1,250	500
GRINDING & CLASSIFICATION	0
THICKENING & LEACHING	0
CIP, STRIPPING & EW	0
ADR	500	414
REFINING	25	21
PADS & PONDS	200	166
LEACH PAD STACKING	0
WATER TREATMENT	0
ASSAY LABORATORY	250	207
WAREHOUSE, SHOP & OFFICES	100	83
CAMP ACCOMODATION	75	62

Total Load	2400	1453
Total Annual Power Costs		$445,558
Total Annual Power Costs $/kwh		$0.035
Total Annual Power Costs $/tonne ore		$0.12

APPENDIX C – Economic Analysis